Annual General Meeting of Shareholders

2026 NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR

EDRSILVER.COM

PARRAL
Chihuahua
MEXICO
EXPLORATION
OPERATION
PITARRILLA
Durango
GUANACEVI
Durango
TERRONERA
Jalisco
PERU
KOLPA
Huancavelica

About Endeavour Silver

Endeavour Silver Corp. is a mid-tier silver producer with mining operations in Mexico and Peru. In addition to its operational mines, the Company maintains a diverse portfolio of exploration projects across Mexico, Chile, and the United States. This robust pipeline supports Endeavour's strategy for organic growth, reinforcing its ambition to become a leading senior silver producer.

Headquartered in Vancouver, Canada, Endeavour Silver is listed on the NYSE:EXK and TSX:EDR.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR 2

Contents

Notice of Annual General Meeting of Shareholders	4	Summary of Directors' Qualifications and Expertise	33

Meeting Information	4	Shareholder Engagement and How to Communicate with the Board	33
		Feedback to the Board of Directors	33
Annual General Meeting of Shareholders	8	Board Orientation and Continuing Education	34
		Board and Director Assessments	36
General Information	8	Nomination of Directors	36
		Director Nomination Review Process	37
Cautionary statement regarding forward-looking information	9	Diversity Policy	37

Voting Information	11	NYSE Corporate Governance Requirements	39

Solicitation of Proxies	11	Committees of the Board	40
Notice and Access Process	11
		Audit Committee	40
Voting Procedures	12	Corporate Governance & Nominating Committee	42
		Compensation Committee	43
Who can Vote	12	Sustainability Committee	44
How to vote	12
Voting Process	12	Commitment to Responsible Mining	46
Non-Registered Holders	13
Processing the Votes	14	Sustainability at Endeavour Silver	46
Quorum and Approval	14
		Compensation of Executive Officers and Directors	48
Voting Shares and Principal Holders Thereof	15
		Compensation Discussion and Analysis	48
Receiving the Audited Consolidated Financial Statements	15
		Incentive Plan Awards	64
Business to Be Transacted at the Meeting	15
		Outstanding option-based awards and share-based awards	64
Number of Directors	16	Incentive plan awards-value vested or earned during the year	65

Election of Directors	16	Director Compensation	67

Advance Notice Policy	16	Discussion of Directors' Compensation	67
Majority Voting Policy	16	Director Compensation Table	69
Nominees for Election as Directors	17
		Incentive Plan Awards	70
Director Nominees	18
		Outstanding option-based awards and share-based awards	70
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	27
Loans to Directors and Officers	27	Securities Authorized for Issuance Under Equity Compensation Plans	71
Director's and Officer's Liability Insurance	27
		Equity Compensation Plan Information	71
Appointment of Auditors	28
		Interest of Certain Persons in Matters to be Acted Upon	71
Other Business	28
		Indebtedness of Directors and Executive Officers	71
Management Update	28
		Interest of Informed Persons in Material Transactions	72
Corporate Governance Overview	29
		Management Contracts	72
Board of Directors	31
Director Independence	31	Additional Information	72
Separate Chair of the Board and Chief Executive Officer	31
Independent Chair and Board Committees	31	Audit Committee Disclosure	72
Board Composition and Experience	31

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	3

Notice of Annual General Meeting of Shareholders TO BE HELD ON JUNE 2, 2026

MEETING INFORMATION

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of Endeavour Silver Corp. ("Endeavour Silver" or the "Company") will be held at 10:00 AM (Vancouver time) at Suite 1130 - 609 Granville Street, Vancouver, British Columbia, V7Y 1G5 on Tuesday, June 2, 2026, for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the year ended December 31, 2025 with auditor's report thereon;

2. To set the number of directors for the ensuing year at eight;

3. To elect eight directors for the ensuing year;

4. To appoint the auditors for the ensuing year and authorize the directors to fix the auditors' remuneration; and

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying Information Circular.

The Company is using the notice and access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company's meeting materials.

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This Notice of Meeting, the Information Circular and other Meeting materials will be available on Endeavour Silver's website at https://edrsilver.com/t/investor-disclosure/ and under Endeavour Silver's profile on SEDAR+ at www. sedarplus.ca and EDGAR at www.sec.gov/edgar as of April 22, 2026, and will remain on the website for one full year thereafter. Meeting materials are also available upon request, without charge, by email at info@edrsilver.com or by calling toll free at 1 877 685 9775 (Canada and U.S.A.) or at +1 604 685 9775.

Only shareholders of record at the close of business on April 10, 2026, will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6 by 10:00 a.m. (Vancouver time) on May 29, 2026, or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www. investorvote.com) using the control number listed on the Proxy form. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated at Vancouver, British Columbia this 10th day of April 2026.

By Order of the Board of Directors

Daniel Dickson

Director and Chief Executive Officer

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Message from our CEO

Dear Stakeholders,

As we reflect on a transformational 2025, I am pleased to share an update on the evolving silver market, our strategic progress and operational performance. This past year marked a defining period for Endeavour Silver. We strengthened the Company with the acquisition of Kolpa, our first operating mine in Peru ("Kolpa"), successfully achieved commercial production at Terronera, divested the Bolañitos mine, and reinforced our financial flexibility through the issuance of convertible debt. We also continued advancing our next major development project at Pitarrilla, reinforcing our long-term growth pipeline.

Each of these accomplishments reflects disciplined execution of our strategy and positions Endeavour Silver for continued growth. As we look ahead to 2026, we do so with confidence in the market, our team and the strong foundation we have built.

PRECIOUS METALS MARKET

Gold delivered another strong performance in 2025, extending its upward trajectory amid persistent geopolitical tensions, evolving global trade policies and ongoing demand from central banks seeking diversification. These forces supported gold's role as a trusted store of value in an increasingly uncertain world.

Silver maintained its historical correlation with gold while also benefiting from powerful structural drivers of its own. Industrial demand, particularly from renewable energy, electric vehicle manufacturing and other advanced technologies continued to accelerate, further strengthening silver's unique position as both a precious and an essential industrial metal.

Importantly, the silver market has remained in a prolonged supply-demand deficit. This structural imbalance, combined with rising industrial consumption, provides strong fundamental support for higher silver prices over the longer term.

In this environment, Endeavour Silver is uniquely positioned among its peers. We remain one of the few primary silver producers with more than 50% of our revenue derived from silver, providing our shareholders with meaningful leverage to rising silver prices. This differentiated profile underscores our commitment to silver and enhances our exposure to the strong fundamentals we see shaping the market's future.

CORE OPERATIONS

This past year marked two important portfolio-shaping events for Endeavour Silver, reflecting our disciplined and strategic approach to capital allocation.

First, we completed the acquisition of the Kolpa mine in Peru, establishing a new operating platform in a highly prospective jurisdiction. Peru is the world's third-largest silver producing country, and Kolpa represents a high- quality addition that strengthens our production base, enhances our growth pipeline and further diversifies our geographic footprint.

Second, the successful transition of Terronera from construction to commercial production. Now operating in Jalisco, Mexico, Terronera has become a cornerstone asset within our portfolio, contributing meaningful silver and gold production and accelerating our path toward becoming a senior silver producer. This achievement reflects years of disciplined planning, investment and teamwork, and marks the beginning of a new chapter for the Company as Terronera takes its place as our flagship operation.

These mines set the beginning of a new era of Endeavour Silver with greater scale, longer mine lives and long-term growth potential.

2025 PRODUCTION GROWTH

Compared to 2024, Endeavour Silver increased production by approximately 45% to 11.2 million silver equivalent ounces in 2025, representing a significant year-over-year change in scale.

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This growth was primarily driven by the addition of our two new mines, Kolpa and Terronera, which meaningfully expanded our operating platform and reinforced our silver dominant production profile.

ADVANCING PITARRILLA:

A KEY DRIVER OF ORGANIC GROWTH

The Pitarrilla project in Durango, Mexico, continues to advance as one of the world's largest undeveloped silver deposits. In 2026, we expect to complete a feasibility study, which will support a construction decision targeted for early 2027.

Pitarrilla represents a rare, large-scale silver opportunity in today's market. Advancing this asset toward development positions Endeavour Silver for meaningful organic growth and further differentiates us within the sector. It underscores the strength of our long-term vision and our commitment to become a senior silver producer.

2026 GUIDANCE

Looking ahead to 2026, we remain focused on delivering strong operational performance while advancing the key growth initiatives across our portfolio. Based on production from Guanaceví, Terronera, and Kolpa, we are targeting silver production of 8.3 to 8.9 million ounces and gold production of 46,000 to 48,000 ounces, for total production of 14.6 to 15.6 million silver equivalent ounces, including contributions from base metals at Kolpa.

Operating metrics at Terronera are expected to steadily improve as ramp-up and optimization efforts progress, with steady-state performance anticipated by mid-year.

CONCLUSION

Beyond 2026, our focus remains clear: to responsibly grow Endeavour Silver with integrity into a larger, more profitable and more resilient senior silver producer. With Terronera now operating, Kolpa strengthening our production base, and Pitarrilla advancing toward development, we have built a portfolio of high-quality assets capable of delivering sustainable growth for many years to come.

None of this progress would be possible without the dedication and professionalism of our employees and contractors, whose commitment to safety and operational excellence drives our success every day. We are also grateful to the communities where we operate, our partners, and our shareholders for their continued support and confidence in our vision.

With strong fundamentals supporting the silver market and a growing portfolio of high-quality assets, we believe the Company is exceptionally well positioned for the future. On behalf of our Board of Directors and management team, thank you for your continued support as we build the next chapter of Endeavour Silver's growth.

Sincerely, Dan Dickson Chief Executive Officer Endeavour Silver Corp.

Note: Certain non-IFRS financial measures and ratios are included in this document. Further details on these non-IFRS financial measures and ratios can be found in the section "Non-IFRS Measures" in the December 31, 2025 MD&A available under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	7

Annual General Meeting of Shareholders

GENERAL INFORMATION

References in this management information circular ("Information Circular") to "Endeavour Silver", the "Company", "we", "us" and "our" are references to Endeavour Silver Corp., and its subsidiaries unless otherwise specified or the context otherwise requires. "You", "your" and "shareholder" means the holders of common shares of Endeavour Silver ("Common Shares") as of the Record Date (as defined herein).

You have received this Information Circular for the 2026 annual general meeting of shareholders of Endeavour Silver to be held at 10:00 a.m. (Vancouver time) on Tuesday, June 2, 2026 (the "Meeting"), as our records indicate that you owned Common Shares as of the close of business on April 10, 2026 (the "Record Date"). You have the right to attend the Meeting and vote on the various items of business to be addressed at the Meeting personally or by proxy, including at any postponement or adjournment of the Meeting.

Your vote is important. The Board of Directors (the "Board") and management ("Management") of Endeavour Silver encourage you to vote.

This Information Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote using the applicable procedures described herein. If you have any questions about the voting procedures related to voting at the Meeting or about obtaining and depositing the required Proxy form, you should contact Endeavour Silver's transfer agent, Computershare Investor Services Inc. ("Computershare") by phone at 1-800-564-6253 (North American toll free).

Unless otherwise stated, information in this Information Circular is as of April 10, 2026.

This Information Circular contains references to lawful currency of the United States (US$ or US dollars) and of Canada (C$ or Canadian dollars). All dollar amounts referenced in this Information Circular, unless otherwise indicated, are expressed in US dollars. The daily rate of exchange on April 10, 2026, as reported by the Bank of Canada, for the conversion of US$1.00 into Canadian dollars was C$1.3825 (C$1.00 equals US$0.7233).

As a shareholder, you can decide if you want to receive paper copies of the Company's interim and annual consolidated financial statements and management's discussion and analysis ("MD&A"). To receive paper copies of these materials, please complete the request contained on the proxy form provided in connection with the Meeting or register online at www.computershare.com/mailinglist.

You can find financial information relating to Endeavour Silver in the Company's audited consolidated financial statements, MD&A and annual information form ("AIF") for our most recently completed financial year. These documents are available on the System for Electronic Document Analysis and Retrieval + (SEDAR+) and on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database.

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Cautionary statement regarding forward-looking information

Certain statements contained in this Information Circular may constitute "forward-looking statements" or "forward- looking information" (collectively, "forward-looking statements") within the meaning of applicable securities legislation and may include future-oriented financial information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, forecasts, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements.

Forward-looking statements contained in this Information Circular are based on expectations, estimates and projections as of the date of this Information Circular and include, without limitation, those statements made in the "Message From Our CEO" section of this Information Circular; statements relating to the strategic vision, areas of focus and positioning for the Company; success in becoming a senior silver producer; Endeavour's exploration potential; production capabilities and future financial or operational performance; the Company's ability to successfully advance its growth and development projects; planned exploration and development of the Company's mineral properties, including prospects for the Company's Pitarrilla project; the completion of a feasibility study at the Company's Pitarrilla project and related timing; construction at the Pitarrilla project and related timing; the impact of the Pitarrilla project on the Company's growth and long-term plans; operating metrics at the Company's properties, including the Terronera mine; the Company's anticipated performance in 2026 and beyond, including changes in mining operations and forecasts of production levels; anticipated production costs and all-in sustaining costs; gold and silver price performance; the Company's plans related to sustainability and plans related to the Company's business and other matters that may occur in the future.

Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the applicable property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold and other metals, anticipated costs and the ability to achieve goals, the Company's forecasted mine economics, the reliability of mineral resource estimates, the continuation of exploration and mining operations and no material adverse change in the market price of commodities.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, uncertainty as to duration and impact of the following: risks related to the Company's debt facility and convertible senior notes; risks related to fluctuations in interest rates; precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Peruvian sol, Chilean peso, Canadian dollar and United States dollar); fluctuations in the price of consumed commodities; risks related to increased competition; risks and hazards of mineral exploration, development and mining activities; risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company's development activities will result in profitable mining operations; risks related to the adequacy or availability of infrastructure to support current or future mining developments; uncertainty in the Company's ability to fund the development of its mineral properties or the completion of further exploration programs; risks related to the Company's reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to the Company operating in foreign jurisdictions, including political, economic, and regulatory instability; risks related to changes in governmental regulations, including environmental, tax and labour laws and obtaining necessary licenses and permits; and risks related to recruiting and retaining qualified personnel, as well as those other factors described in the section entitled "Risk Factors" contained in the Company's most recently filed AIF and MD&A available on SEDAR+ and on EDGAR.

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This list is not exhaustive of the factors that may affect the Company's forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of Management as of the date of this Information Circular.

The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Certain forward-looking statements and information contained herein may be considered "financial outlook" within the meaning of applicable Canadian securities legislation. Financial outlook is presented herein for the purpose of assisting investors and others in understanding certain key elements of the Company's financial results and business plan, as well as the objectives, strategic priorities and business outlook of the Company, and in obtaining a better understanding of the Company's anticipated operating environment. Readers are cautioned that such financial outlook may not be appropriate for other purposes.

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Voting Information

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies. The enclosed form of proxy (the "Proxy") is solicited by and on behalf of Management of the Company. The enclosed Proxy is for use at the Meeting for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The Company may retain other persons or companies to solicit proxies on behalf of Management, in which event customary fees for such services will be paid. The cost of solicitation by Management of the Company will be borne by the Company.

NOTICE AND ACCESS PROCESS

The Company has decided to use the notice-and-access delivery process ("Notice and Access") under National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") adopted by the Canadian Securities Administrators for the delivery of the Notice of Meeting and Information Circular (collectively, the "Meeting Materials") to its registered and beneficial shareholders for the Meeting. Endeavour Silver has adopted this process to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Meeting Materials electronically or request a paper copy. The Company will arrange to mail paper copies of the Meeting Materials to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Meeting Materials.

Shareholders who receive a Notice and Access Notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR+ and EDGAR. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company by email at info@edrsilver.com or by calling toll free at 1-877-685-9775 (Canada and U.S.A.) or at +1-604-685-9775. A request for printed copies which are required in advance of the Meeting should be made no later than May 22, 2026, in order to allow sufficient time for mailing.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	11

Voting Procedures

WHO CAN VOTE

You are entitled to vote at the Meeting if you held Endeavour Silver Common Shares as of the close of business on April 10, 2026, the Record Date for the Meeting. Each Common Share you owned on the Record Date entitles you to one vote on each item of business to be considered at the Meeting.

HOW TO VOTE

How you can vote depends on if you are a registered shareholder or a non-registered holder. The different voting options are summarised below. Please follow the appropriate voting option based on whether you are a registered shareholder or non-registered holder. If you are unsure whether you are a registered shareholder or non- registered shareholder, please contact Computershare by phone at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) or by email at service@computershare.com. If you have any questions before the Meeting about Endeavour Silver, the Meeting Materials, or the voting process, please contact us at info@edrsilver.com.

VOTING PROCESS

You are a registered shareholder if your name appears on your share certificate, or your Common Shares are registered in your name with Computershare. Registered shareholders may vote by participating in the Meeting, by appointing proxyholders, by telephone or by voting online.

Registered shareholders that wish to participate in the Meeting do not need to complete and deposit the Proxy and should register with the scrutineer at the Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the Proxy. The Proxy names Rex J. McLennan, Chair of the Board, or failing him, Daniel Dickson, Chief Executive Officer and a Director or failing him, Elizabeth Senez, Chief Financial Officer as the Management designated proxyholders (the "Management Designated Proxyholders").

Shareholders have the right to appoint a person or company to represent the shareholder at the meeting other than the Management Designated Proxyholders. Registered shareholders that wish to appoint another person (who need not be a shareholder) to serve as proxyholder/ alternate proxyholder at the Meeting may do so by striking out the names of the Management Designated Proxyholders and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the Proxy.

Registered shareholders may direct the manner in which their Common Shares are to be voted or withheld from voting at the Meeting by marking their instructions on the Proxy. Any Common Shares represented by the Proxy will be voted or withheld from voting by the Management Designated Proxyholders/proxyholder/ alternate proxyholder in accordance with the instructions of the registered shareholder contained in the Proxy. If there are no instructions, those Common Shares will be voted "FOR" each matter set out in the Notice of Meeting. The Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, Management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting. No person who is a director of the Company has informed Management that he or she intends to oppose any action to be taken by Management at the Meeting.

Registered shareholders may deposit their proxies with Computershare by mail or courier, or alternatively, may vote by telephone or the internet in accordance with the following instructions:

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BY INTERNET	BY TELEPHONE	BY MAIL OR COURIER

Go to www.investorvote.com and follow the instructions on screen. If you vote using the internet, you will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you are using a smartphone, you can scan the QR code on your proxy form.	Call 1-866-732-8683 from a touch-tone telephone and follow the instructions. You will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the Management Designated Proxyholders as your proxyholder.	Complete your proxy form, sign and date it, and send it to Computershare in the envelope provided. If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.
Attention: Proxy Department
320 Bay Street, 14th Floor, Toronto,
Ontario, M5H 4A6

To be used at the Meeting, a completed Proxy must be deposited with, or telephonic/online votes must be received by Computershare by 10:00 a.m. (Vancouver time) on May 29, 2026 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened.

Registered shareholders may revoke a vote made by Proxy by:

  Voting again on the internet or by telephone before 10:00 am (Vancouver time) on May 29, 2026, following the procedures described above;
  Submitting a new completed Proxy that is dated later than your original proxy and is received by Computershare at the registered office of the Company (3500-1133 Melville Street, Vancouver, BC V6E 4E5) at any time up to and including the last business day before the day set for the holding of the Meeting at which the Proxy is to be used;
  An instrument in writing provided to the Chair of the Meeting, at the Meeting of shareholders, before any vote in respect of which the Proxy is to be used shall have been taken; or
  Any other manner permitted by law.

NON-REGISTERED HOLDERS

You are a non-registered holder if your Common Shares are registered in the name of an intermediary ("Intermediary") (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSPs, RRIFs, RESPs or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company).

Non-registered holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those non-registered holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of NI 54-101, the Company has distributed the Notice andAccess Notification in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to non-registered holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy related materials and related documents (including the Notice and Access Notification). Accordingly, an OBO will not receive copies of proxy related materials and related documents unless the OBO's Intermediary assumes the costs of delivery.

Intermediaries which receive the proxy-related materials (including Notice and Access Notification) are required to forward the proxy-related materials to non-registered holders unless a non-registered holder has waived the right to receive them. Intermediaries often use service companies to forward proxy-related materials to non- registered holders. Generally, non-registered holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the non-registered holder in accordance with the Intermediary's directions on the voting instruction form. In some cases, such non- registered holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non- registered holder, but which is otherwise not completed. This form of proxy does not need to be signed by the non- registered holder, but to be used at the Meeting, needs to be properly completed and deposited with Computershare as described under "Voting Procedures - Voting Process - Registered Shareholders" above.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	13

Alternatively, some non-registered holders may be able to vote by telephone or online and should refer to the voting instruction form or form of proxy, as applicable, for further details and instructions.

Non-registered holders should contact their Intermediaries if they did not receive either a voting instruction form or a pre-authorized form of proxy.

Your Intermediary will have its own procedures that you should carefully follow to ensure your Common Shares are voted on your behalf by your Intermediary at the Meeting. Please be aware that the deadline for submitting your voting instruction form or form of proxy to your Intermediary may be earlier than the deadlines for registered shareholders set out above. Your voting instructions must be received in sufficient time to allow your instructions to be forwarded by your Intermediary to Computershare for receipt before 10:00 a.m. (Vancouver time) on May 29, 2026.

Non-registered holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or form of proxy is to be delivered.

The purpose of these procedures is to permit non- registered holders to direct the voting of the Common Shares that they beneficially own. Should a non-registered holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non- registered holder), the non-registered holder should insert the non-registered holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-registered holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy- related materials should contact their Intermediaries for instructions.

PROCESSING THE VOTES

The Company's transfer agent, Computershare, or its authorized agents, count and tabulate the votes on our behalf. Endeavour Silver will announce the voting results of the Meeting by press release and file them on SEDAR+ and EDGAR after the Meeting.

QUORUM AND APPROVAL

The Company's Articles provide that a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued Common Shares entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

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Voting Shares and Principal	Business to Be Transacted at
Holders Thereof	the Meeting

The authorized share structure of the Company consists of an unlimited number of Common Shares without par value. As of the Record Date, 296,052,192 Common Shares were issued and outstanding. Each shareholder is entitled to one vote for each Common Share held as of the Record Date. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his, her, their or its entitlement to vote at the Meeting. To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares as at the Record Date.

The Meeting will address the following matters:

• Receiving the audited consolidated financial statements of the Company for the year ended December 31, 2025 with auditor's report thereon.

• Setting the number of directors for the ensuing year at eight.

• Electing eight directors for the ensuing year.

• Appointing the auditors for the ensuing year and authorizing the directors to fix the auditors' remuneration.

• Transacting such other business as may properly come before the Meeting or any adjournment thereof.

Receiving the Audited Consolidated Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2025, and related auditor's report, will be presented at the Meeting. The audited consolidated financial statements are available on SEDAR+ and EDGAR. Printed copies will be mailed to shareholders who requested a copy.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	15

Number of Directors

The shareholders of the Company last fixed the number of directors of the Company at seven. The Articles of the Company set out that the number of directors of the Company will be a minimum of three and a maximum of the most recently set of (i) the number of directors set by ordinary resolution and (ii) the number of directors set in the event that the places of any retiring directors are not filled by an election at a meeting of shareholders. At the Meeting, the shareholders will be asked to pass an ordinary resolution setting the number of directors of the Company at eight.	UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNATED PROXYHOLDERS APPOINTED PURSUANT TO THE ACCOMPANYING PROXY FORM WILL VOTE "FOR" SETTING THE NUMBER OF DIRECTORS AT EIGHT.

Election of Directors

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below in "Nominees for Election of Directors" for election as directors at the Meeting and the Management Designated Proxyholders named in the Proxy intend to vote in favour for the election of these nominees. In the absence of instructions to the contrary, all Proxies will be voted "For" the nominees herein listed. Each director elected at the Meeting will hold office until the Company's next annual general meeting, or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Company's Articles or with the provisions of the Business Corporations Act (British Columbia). Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting, any of the listed nominees withdraws or for any other reason will not stand for election at the Meeting, it is intended that discretionary authority shall be exercised by the Management Designated Proxyholders or other proxyholder/ alternate proxyholder, as the case may be, named in the Proxy as nominee to vote the Common Shares represented by the Proxy for the election of any other person or persons nominated by the Company to stand for election as directors, unless the shareholder has specified in his, her, their or its Proxy that the shareholder's Common Shares are to be withheld from voting on the election of directors.	ADVANCE NOTICE POLICY

Pursuant to the Advance Notice Policy of the Company adopted by the Board on April 11, 2013, as amended and which was most recently approved by the shareholders on May 23, 2023, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by May 1, 2026. The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

No director nominations have been received from any shareholders of the Company in connection with the Meeting under the terms of the Advance Notice Policy as at the date of this Information Circular.

MAJORITY VOTING POLICY

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee ("CG&NC") and the Board. The CG&NC shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the CG&NC believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination. Further to Toronto Stock Exchange ("TSX") rules, the Board shall accept such director's resignation absent exceptional circumstances.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	16

The CG&NC in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders a resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the CG&NC or the decision of the Board with respect to the resignation. The Board will act on the recommendation of the CG&NC within 90 days after the shareholder meeting at which the election of directors occurred. Following the Board's decision, the Company will promptly issue a press release disclosing the Board's determination (and, if applicable, the reasons for rejecting the resignation).

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director's resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until the director's successor is duly elected, or the director's earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

NOMINEES FOR ELECTION AS DIRECTORS

The Company currently has eight directors. At the Meeting, shareholders of the Company will be asked to elect the eight directors named below. Each of the following nominees other than Mr. George N. Paspalas were elected as directors at Endeavour Silver's 2025 annual meeting of shareholders and are being proposed for re-election at the meeting. Mr. Paspalas was appointed to the Board effective March 1, 2026, and is, for the first time, being proposed for election by shareholders at the meeting. Voting for the election of the eight nominee directors will be conducted on an individual basis. All nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. The Board has determined that seven of the eight nominees are independent under Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and the New York Stock Exchange ("NYSE") requirements.	The following disclosure sets out, as at the Record Date: (a) the names of all eight nominees for election as directors and their residency; (b) all major offices and positions with the Company each nominee now holds; (c) each nominee's present principal occupation, business or employment; (d) the period of time during which each nominee has been a director of the Company, if applicable; (e) the number of Common Shares, Stock Options, performance-share units ("PSUs"), restricted share units ("RSUs"), and deferred share units ("DSUs") beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction; (f) other current public company board memberships and committees, and (g) each nominee's attendance at the Company's Board and Board committee meetings in the year ended December 31 2025, if applicable.

The information as to the securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company by the nominees or has been extracted from insider reports filed by the respective nominees which are publicly available through the internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNATED PROXYHOLDERS APPOINTED PURSUANT TO THE ACCOMPANYING PROXY FORM WILL VOTE "FOR" THE ELECTION OF THE NOMINATED DIRECTORS.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	17

Director Nominees

INTERNATIONAL	12.5%
U.S.A.	25%
B.C. CANADA	62.5%

12.5%
25%
62.5%

37.5%

OF THE COMPANY'S NOMINEE DIRECTORS ARE WOMEN

87.5%

OF THE COMPANY'S NOMINEE DIRECTORS ARE INDEPENDENT

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR 18

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	18

Rex J. McLennan	INDEPENDENT DIRECTOR

Rex J. McLennan is an experienced corporate director and former senior executive, having served on many public and private company boards over the past 15 years. His professional and executive career of over 35 years also included C-level executive positions serving as chief financial officer for Viterra, prior to its acquisition by Glencore in 2012, and Placer Dome, a global mining company acquired by Barrick Gold in 2006; with an earlier career in Imperial Oil, a major subsidiary of Exxon. As an independent corporate director, he has chaired the audit committees of several publicly traded companies and currently serves as chairman of the board for Endeavour Silver Corp where he also chairs its corporate governance and nominating committee. He is also a director of the First Circle Financial Group and a past director of Pinnacle Renewable Energy Inc, Boart Longyear Ltd, and the World Gold Council, London UK.

Mr. McLennan holds an MBA (Finance & Accounting) from McGill and BSc (Mathematics & Economics) from the University of British Columbia. He is a member of the Institute of Corporate Directors (Canada) having received his ICD.D designation in June 2013.
AGE: 74 RESIDENCE: British Columbia, Canada DIRECTOR SINCE: June 12, 2007 PRINCIPAL OCCUPATION: Corporate Director

VOTING RESULTS OF 2025		BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE
ANNUAL GENERAL MEETING
Votes For:	82.59%	Board (Chair)	6 of 6	100%
78,925,775 shares
Votes Withheld:	17.41%	Corporate Governance and Nominating	3 of 3	100%
16,641,936 shares		Committee (Chair)
		Audit Committee (member)	4 of 4	100%

SECURITIES HELD ON		OTHER PUBLIC COMPANY	OTHER PUBLIC COMPANY
RECORD DATE		DIRECTORSHIPS	COMMITTEE APPOINTMENTS
Common Shares:	0	None	None
Stock Options:	0
DSUs:	88,123
DSUs (Cash-settled):	293,477

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	19

Margaret M. Beck	INDEPENDENT DIRECTOR

Margaret Beck is a highly regarded Executive Committee member and Finance Senior Executive with over 30 years in the mining business. Primarily, Margaret ascended the ranks with global conglomerate BHP at different levels of the organization, including executive, regional and operational levels across four countries. Margaret started her career as a graduate at BHP in San Francisco working in the finance team and moved her way up to various VP Finance roles, leading the finance teams in Base Metals, Exploration, Iron Ore and, most recently, for the Minerals Australia Division.

She held the VP roles in Chile, Singapore and Australia. During her time at BHP, she consistently delivered financial excellence influencing key decisions regarding investments for the business, including major capital project approvals, business-wide strategy and the end-to-end planning framework. She also maintained relationships with key stakeholders including financial institutions, joint venture partners and governments, and oversaw the reporting processes. Margaret led the team that won the CFO Award for Excellence in Financial Reporting in BHP Billiton in 2009 and again in 2011. She also acted as President of the global minerals exploration business for BHP Billiton in 2013.

Margaret holds a Bachelor of Science in Business Administration, Accounting from the University of Arizona, Tucson and speaks intermediate Spanish.
AGE: 63 RESIDENCE: Arizona, U.S.A. DIRECTOR SINCE: May 7, 2019 PRINCIPAL OCCUPATION: Corporate Director

VOTING RESULTS OF 2025		BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE
ANNUAL GENERAL MEETING
Votes For:	98.83%	Board (member)	6 of 6	100%
94,445,855 shares
Votes Withheld:	1.17%	Audit Committee (Chair)	3 of 3	100%
1,121,856 shares
		Corporate Governance and Nominating	4 of 4	100%
		Committee (member)
		Terronera Special Committee (member) (4)	1 of 1	100%

SECURITIES HELD ON		OTHER PUBLIC COMPANY	OTHER PUBLIC COMPANY
RECORD DATE		DIRECTORSHIPS	COMMITTEE APPOINTMENTS
Common Shares:	0	None	None
Stock Options:	11,780
DSUs:	81,573
DSUs (Cash-settled):	147,161
RSUs:	8,200

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	20

Daniel Dickson	NON-INDEPENDENT DIRECTOR

Dan Dickson was appointed as Chief Executive Officer in May 2021 and is responsible for the Company's strategic direction, vision, growth and performance, with a focus on creating shareholder value.

In Dan's previous role as the Chief Financial Officer of the Company, he was responsible for financial reporting, leading financing solutions, steering M&A, and overseeing the IT, legal and administration functions. He also has a solid track record in supporting and guiding the Company's executive board. Dan has been instrumental in building the Company's financial infrastructure as the Company grew over the past 15 years from four employees to a team of more than 2,000.

Prior to joining the Company, Dan worked with KPMG LLP in the assurance group where he focused on publicly traded precious metals companies.

Dan holds a Bachelor of Commerce in Accounting from the University of British Columbia and is a member of the British Columbia Institute of Chartered Accountants (CPA, CA).
AGE: 46 RESIDENCE: British Columbia, Canada DIRECTOR SINCE: May 12, 2021 PRINCIPAL OCCUPATION: Chief Executive Officer of Endeavour Silver Corp.

VOTING RESULTS OF 2025		BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE
ANNUAL GENERAL MEETING
Votes For:	99.22%	Board (member)	6 of 6	100%
94,821,211 shares
Votes Withheld:	0.78%
746,500 shares

SECURITIES HELD ON		OTHER PUBLIC COMPANY	OTHER PUBLIC COMPANY
RECORD DATE		DIRECTORSHIPS	COMMITTEE APPOINTMENTS
Common Shares:	336,590	None	None
Stock Options:	445,170
PSUs:	285,090
RSUs:	59,300

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	21

Amy Jacobsen	INDEPENDENT DIRECTOR

Amy Jacobsen has a diverse global experience in the minerals industry and was recognized among the 100 Global Inspirational Women in Mining 2020. Her experience includes business leadership combined with a strong knowledge of the technical aspects of mineral projects and the requirements for Mineral Resource and Ore Reserve reporting. This is the result of over 30 years of experience in the industry and in managing and conducting independent technical evaluations and valuations in support of mineral project development and financial transactions. Ms. Jacobsen started her career at Homestake and Hazen Research. Most recently, she spent 17 years in various management positions at Behre Dolbear Group, including 3 years as chair of the board of directors from 2016 to 2019. Ms. Jacobsen is currently the President of Windward Consulting as well as Adjunct Professor in the Professional Masters - Mining Industry Management degree program at the Colorado School of Mines.

Ms. Jacobsen graduated from the Colorado School of Mines with a B.S. in metallurgical engineering as well as a Master of Business Administration from the Executive MBA program at the University of Denver. She is a Qualified Professional, a registered Professional Engineer and an Associate Member of the International Institute of Mineral Appraisers. Ms. Jacobsen is a past president of the Mining and Metallurgical Society of America.
AGE: 59 RESIDENCE: South Carolina, U.S.A DIRECTOR SINCE: January 3, 2022 PRINCIPAL OCCUPATION: President of Windward Consulting LLC

VOTING RESULTS OF 2025		BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE
ANNUAL GENERAL MEETING
Votes For:	99.06%	Board (member)	6 of 6	100%
94,670,510 shares
Votes Withheld:	0.94%	Audit Committee (Chair)	3 of 3	100%
897,202 shares
		Corporate Governance and Nominating	4 of 4	100%
		Committee (member)
		Terronera Special Committee (member) (4)	1 of 1	100%

SECURITIES HELD ON		OTHER PUBLIC COMPANY	OTHER PUBLIC COMPANY
RECORD DATE		DIRECTORSHIPS	COMMITTEE APPOINTMENTS
Common Shares:	10,818	None	None
Stock Options:	26,370
DSUs:	95,748
RSUs:	4,100

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	22

Angela Johnson	INDEPENDENT DIRECTOR

Angela Johnson is a professional geologist and diversified mining and exploration professional with over 15 years of experience holding numerous technical, operational, and corporate level leadership roles for junior and intermediate producers across North and South America. Ms. Johnson currently serves as VP, External Affairs, previously VP, Corporate Development & Sustainability for Faraday Copper Corp., a company listed on the Toronto Stock Exchange and OTCQX Exchange, since April 2022, as well as serves on the board of directors of Gold Royalty Corp, a NYSE American listed company. From December 2020 to March 2022, Ms. Johnson was the Corporate Development Manager at Silvercorp Metals Inc., a company listed on the TSX and NYSE American, where she led the assessment and evaluation of international precious and base metal projects for potential acquisition or strategic investment. Prior to that, she held the role of Exploration Manager at Calibre Mining Corp., a company listed on the TSX, from 2019 to 2020, where she led the operational exploration teams and managed near mine drilling activities at the company's operations in Nicaragua.

During the period of 2012-2019, Ms. Johnson held various technical, project management and sustainability roles at SSR Mining Inc., a company listed on the TSX and NASDAQ, at projects and operations in the U.S.A., Canada, Mexico and Argentina. Ms. Johnson holds a B.Sc. in Geology from the University of Alberta, an M.Sc. in Geology/Geochemistry from the University of Victoria, an MBA in Financial Services from Dalhousie University, and is a registered member of the Association of Engineers and Geoscientists of British Columbia and has an intermediate proficiency in conversational Spanish.
AGE: 42 RESIDENCE: British Columbia, Canada DIRECTOR SINCE: May 28, 2024 PRINCIPAL OCCUPATION: VP, External Affairs of Faraday Copper Corp.

VOTING RESULTS OF 2025		BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE
ANNUAL GENERAL MEETING
Votes For:	99.08%	Board (member)	6 of 6	100%
93,733,044 shares
Votes Withheld:	1.92%	Audit Committee (Chair)	3 of 3	100%
1,834,668 shares
		Corporate Governance and Nominating	4 of 4	100%
		Committee (member)

SECURITIES HELD ON		OTHER PUBLIC COMPANY	OTHER PUBLIC COMPANY
RECORD DATE		DIRECTORSHIPS	COMMITTEE APPOINTMENTS
Common Shares:	5,600	Gold Royalty Corp. NYSE (3)	ESG Committee, Nomination & Corporate
Stock Options:	24,000		Governance Committee
DSUs:	43,690
RSUs:	4,100

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	23

George N. Paspalas	INDEPENDENT DIRECTOR

Mr. Paspalas is a corporate director and is currently a board director of Kinross Gold Corp., a Canadian-based global senior gold mining company, a position he has held from January 2024. Prior to that, from October 2013 to September 2025 he was the President & Chief Executive Officer and a board director of MAG Silver Corp, a Canadian silver producer and exploration company. From August 2011 to June 2013, he was the President & Chief Executive Officer and a board director of Aurizon Mine Ltd., a Canadian gold mining company. Between June 2007 and December 2011, he held the position of Senior Vice President, Operations & Chief Operating Officer at Silver Standard Resources Inc. (now SSR Mining Inc.), a Canadian gold and silver mining company. For a brief period in 2007, he also held the position of President & Chief Operating Officer at Sargold Resources Corp. From 1988 to 2006, he held various progressive leadership positions with Placer Dome Inc., finally holding the position of Senior Vice President, Projects and Technical Development from October 2004 to April 2006. Between 1985 and 1988, Mr. Paspalas worked as a Production Engineer at Worsley Alumina, a bauxite mining company based in Western Australia.

Mr. Paspalas has also served on the boards of Pretivm Resources Inc. from 2013 - 2022 and Sardinia Gold Mining SpA (a private company) from 2006 to 2007.

Mr. Paspalas holds a B.Eng. (Hons), Chemical, from the University of New South Wales and has completed the Advanced Management Program from INSEAD.
AGE: 63 RESIDENCE: British Columbia, Canada DIRECTOR SINCE: March 1, 2026 PRINCIPAL OCCUPATION: Corporate Director

VOTING RESULTS OF 2025		BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE
ANNUAL GENERAL MEETING (1)
Votes For: -	-	Board (member) (1)	-	-

Votes Withheld: -	-

SECURITIES HELD ON		OTHER PUBLIC COMPANY	OTHER PUBLIC COMPANY
RECORD DATE		DIRECTORSHIPS	COMMITTEE APPOINTMENTS
Common Shares:	0	Kinross Gold Corp. TSX, NYSE (3)	Human Resource and Compensation
Stock Options:	0		committee
DSUs:	4,641
RSUs:	4,100

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	24

Kenneth Pickering	INDEPENDENT DIRECTOR

Ken Pickering is a professional engineer and former mining executive with more than 50 years of experience working in the natural resource sector building and operating major mining operations in Canada, Chile, Australia, Peru and the US.

Mr. Pickering has held independent director positions with Teck Resources, Taseko Mines and Northern Dynasty Minerals. Mr. Pickering previously held a number of positions worldwide over a 39 year career with BHP Billiton Base Metals including President of Minera Escondida Ltda. and was intimately involved in the planning, development, initial operation and subsequent expansion phase of the Escondida copper project. He is a graduate of the University of British Columbia (BASc) and AMP Harvard Business School and is fluent in Spanish.
AGE: 78 RESIDENCE: British Columbia, Canada DIRECTOR SINCE: August 20, 2012 PRINCIPAL OCCUPATION: Corporate Director

VOTING RESULTS OF 2025		BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE
ANNUAL GENERAL MEETING
Votes For:	84.05%	Board (member)	6 of 6	100%
80,323,860 shares
Votes Withheld:	15.95%	Sustainability Committee (Chair)	4 of 4	100%
15,243,851 shares
		Audit Committee (Chair)	3 of 3	100%

		Corporate Governance and Nominating	4 of 4	100%
		Committee (member)
		Terronera Special Committee (member) (4)	1 of 1	100%

SECURITIES HELD ON		OTHER PUBLIC COMPANY	OTHER PUBLIC COMPANY
RECORD DATE		DIRECTORSHIPS	COMMITTEE APPOINTMENTS
Common Shares:	5,000	Northern Dynasty Minerals Ltd.,	Chair Compensation Committee
Stock Options:	19,597	Director, TSX
DSUs:	204,945
DSU (Cash-settled):	273,457
		Taseko Mines Limited, TSX	Non-Executive Director
		NYSE (3)	Chair Environmental, Health & Safety
			Committee
			Chair Compensation Committee

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	25

Mario D. Szotlender	INDEPENDENT DIRECTOR

Mario Szotlender is a financier and businessman with a bachelor's degree in international relations from the Universidad Central de Venezuela. He has successfully directed Latin American affairs for numerous private and public companies for over 30 years, specializing in developing new business opportunities and establishing relationships with the investment community.

He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was also President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President.

In addition to the Company, Mr. Szotlender is a director of Atico Mining Corporation, Fortuna Mining Corp. and Radius Gold Inc. Mr. Szotlender is a native Spanish speaker.
AGE: 64 RESIDENCE: Caracas, Venezuela DIRECTOR SINCE: July 25, 2002 PRINCIPAL OCCUPATION: Corporate Director

VOTING RESULTS OF 2025 ANNUAL GENERAL MEETING		BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE
Votes For:	98.34%	Board (member)	6 of 6	100%
93,983,060 shares
Votes Withheld:	1.66%	Compensation Committee (member)	3 of 3	100%
1,584,651 shares
		Sustainability Committee (member)	4 of 4	100%

		Corporate Governance and Nominating	3 of 3	100%
		Committee (member)

SECURITIES HELD ON		OTHER PUBLIC COMPANY	OTHER PUBLIC COMPANY
RECORD DATE		DIRECTORSHIPS	COMMITTEE APPOINTMENTS
Common Shares:	153,600	Atico Mining Corporation, TSXV (2)	Compensation Committee member,
Stock Options:	49,047		Audit Committee member
DSUs:	119,344
DSUs (Cash-settled):	228,533
		Fortuna Mining Corp., TSX, NYSE (3)	Sustainability Committee member

		Radius Gold Inc., TSXV (2)	Compensation Committee member,
			Audit Committee member

Footnotes pertaining to Director Nominees:

(1) Mr. Paspalas was appointed to the Board effective March 1, 2026, and is, for the first time, being proposed for election by shareholders at the Meeting.

(2) "TSXV" means TSX Venture Exchange.

(3) "NYSE" means the New York Stock Exchange.

(4) The Terronera Special Committee was disbanded effective February 26, 2026.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	26

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

• was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

• was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Mario Szotlender is a director of Fortuna Silver Mines Inc. (now called Fortuna Mining Corp.) ("Fortuna") and was a director of Fortuna when a management cease trade order was issued by the British Columbia Securities Commission ("BCSC") on April 3, 2017, against the chief executive officer and chief financial officer of Fortuna in connection with Fortuna's failure to timely file financial statements, related management discussion and analysis and an annual information form for its financial year ended December 31, 2016. Fortuna reported that the delay in the filing of these documents was due to pending resolution of a regulatory review of certain of the Company's filings by the United States Securities and Exchange Commission. On May 25, 2017, the BCSC revoked this management cease trade order after Fortuna filed the required records.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

LOANS TO DIRECTORS AND OFFICERS

We do not grant loans to our directors, officers or employees. As a result, we do not have any loans outstanding to them.

DIRECTOR'S AND OFFICER'S LIABILITY INSURANCE

We maintain insurance policies with regards to directors' and officer's liability. Each director and officer has an individual indemnity agreement with us. This agreement indemnifies them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Endeavour Silver, provided certain conditions are met.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	27

Appointment of Auditors	Other Business

The auditors for the Company are KPMG LLP, Chartered Accountants ("KPMG"). At the Meeting, shareholders will be asked to approve: (a) the re-appointment of KPMG as auditors for the Company to hold office as such until the next annual general meeting of the Company; and (b) a resolution authorizing the Board to fix the remuneration to be paid to the auditors for the upcoming year. KPMG was first appointed as auditors for the Company on July 4, 1994.

If any other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Information Circular, we are not aware of any other items of business to be considered at the Meeting.

Management Update

Following the formal business of the Meeting, Mr. Dickson will present an overview of the Company's business strategy and objectives and activities underway at each of our projects. Shareholders present at the Meeting will have an opportunity to ask questions of Mr. Dickson and Management throughout the Meeting and subsequent update.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNATED PROXYHOLDERS APPOINTED PURSUANT TO THE ACCOMPANYING PROXY FORM WILL VOTE "FOR" THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S AUDITORS AND TO AUTHORIZE THE BOARD TO FIX THE AUDITORS' REMUNERATION.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	28

Corporate Governance Overview

Endeavour Silver's success as a company, in both the public markets and the communities in which it operates, is based on our reputation for sound corporate governance and ethical business practices. We believe that good corporate governance is essential to achieve effective management of our Company and operations and to maximize shareholder value.

Guidelines for effective corporate governance of listed companies are set out in National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines (together, the "Corporate Governance Disclosure Rules"), among others. The Company has reviewed its own corporate governance practices considering the Corporate Governance Disclosure Rules and has complied with the applicable rules.

The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and its shareholders and helps to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted certain corporate governance policies, which are available on the Company's website at https://edrsilver.com/about- endeavour/governance/.

ETHICAL BUSINESS CONDUCT AND WHISTLEBLOWER POLICY

The Board has adopted a written Code of Business Conduct and Ethics (the "Code") that applies to its directors, officers and employees of the Company, as well as all business partners (i.e. suppliers, contractors or anyone that engages in a business relationship with the Company). The Code reflects the Company's commitment to a culture of honesty, integrity and accountability. The Code applies at all times and in all jurisdictions in which the Company operates. The Code outlines the basis principles and policies of the Company on the following:

• compliance with laws, rules and regulations;

• conflicts of interest;

• corporate opportunities;

• confidentiality;

• protection and proper use of Company assets;
• insider trading;

• fair dealing;

• compliance with environmental laws;

• equal opportunity, discrimination and harassment;

• freedom of association;

• human rights;

• indigenous peoples;

• health and safety;

• financial business disclosure and accuracy of Company records and reporting;

• use of email and internet services;

• gifts and entertainment;

• payments to domestic and foreign officials;

• compliance procedures; and reporting of any illegal or unethical behavior.

The Code operates in conjunction with other Company policies, including the Anti-Bribery and Anti-Corruption Policy, Human Rights Policy, Corporate Disclosure Policy and Whistleblower Policy.

The Code states that the Company's directors, officers and employees/business partners are encouraged to report violations of laws, rules, regulations or the Code. Retaliatory action against any employee who, in good faith, reports a possible violation is prohibited.

Reporting of any illegal or unethical behaviour may be pursuant to the Company's Whistleblower Policy (as defined herein) that addresses any issues related to illegal or fraudulent activities or to the Company's Internal Grievance Mechanism that addresses any violation to the Code or any unethical behaviour from employees or business partners. Reports may be made anonymously and are addressed promptly and confidentially, where permitted by law.

The Board, with the assistance of the Audit Committee and the CG&NC, monitors compliance with the Code and the Board is responsible for the granting of any waivers from these standards to directors, officers, employees and business partners of the Company. Directors, officers and employees are required to acknowledge their understanding of, and compliance with, the Code on an annual basis.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	29

The Board annually reviews the Code and any compliance issues under the Code are reviewed as they arise. The Code is available on the Company's website at https:// edrsilver.com/about-endeavour/governance/ and under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

RELATED PARTY TRANSACTIONS

To ensure directors of the Company exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, each director and executive officer is required to fully disclose his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement, which may include convening a special committee of independent directors. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

The Board reviews "related party" (as defined below) transactions in conjunction with making director independence determinations. Completion of annual Director and Officers Questionnaires by directors and officers of the Company assists in identifying possible related party transactions, as such questionnaires require disclosure of any transaction, arrangement or relationship with the Company during the last fiscal year in which the director or executive officer, or any member of their immediate family, had a direct or indirect material interest. Directors and executive officers are also required to promptly disclose to the Board any such interest that they, or their immediate family members, have or may have in transactions or arrangement involving the Company. The Audit Committee has responsibility for reviewing and approving in advance any proposed related party transaction but did not review and/or approve any related party transactions in 2025.

The Audit Committee, with Management and the Company's auditors, is responsible for the financial reporting of any transactions between the company and any related party. When considering related party transactions, the company generally considers related parties to include (i) any director or executive officer of the company, (ii) a close family member of a director or executive officer, or (iii) any associate, affiliate or other entities, either controlled or jointly controlled by the director or executive officer or a close family member, or over which the director or executive officer or a close family member has significant influence.

The Company has also adopted a whistleblower policy and reporting system (the "Whistleblower Policy"), which is available on the Company's website at https://edrsilver. com/whistleblower_policy. The Whistleblower Policy was last reviewed and approved on August 12, 2025, and complements the Code.The Code and Whistleblower Policy provide a mechanism for directors, officers, employees and contractors of the Company and its subsidiaries, to report violations or concerns. The reporting person is encouraged to discuss concerns or violations to the Code directly with their supervisor or the Human Resources representative. If for any reason, these channels are not appropriate, concerns can be reported through the alternative anonymous and confidential reporting system via the Internet, electronic email, telephone or mail. The system will provide immediate notice to the Business Ethics Advisor and the Chair of the Audit Committee.

The Code requires any questions or reported violations to be addressed immediately and seriously and provides that reporting of suspected breaches can be made anonymously. Upon review and investigation of the reported matters, the Company may take corrective and disciplinary action, if appropriate.

Reports can be made anonymously over our Whistleblower Trust Line you can make a report either online, by phone or by email, using our Trust Line hosted by an independent third party.

Online: www.endeavourtrustline.com
(Click "File a report")

Telephone: Canada & U.S.: 1-866-921-6714

Chair of the Audit Committee

Attention: Chairman of the Audit Committee
c/o Suite 1130-609 Granville Street,

PO Box 10328, Vancouver, BC, V7Y 1G5, Canada
Email: auditcommittee@edrsilver.com

The Whistleblower Trust Line is tested periodically as part of Endeavour Silver's internal control procedures.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	30

BOARD OF DIRECTORS

The Board is responsible for the stewardship of the Company. The Board is responsible for overseeing the conduct of the business of the Company and supervising Management who is responsible for managing the operations of the Company. In doing so, the directors must act honestly and in good faith with a view to the best interests of the Company.

The Board has developed and adopted a mandate (the "Board Mandate") that sets out in writing the Board's authority, responsibility, and function. The Board Mandate was most recently reviewed and approved on August 12, 2025. A copy of the full text of the Board Mandate can be viewed at https://edrsilver.com/about-endeavour/ governance/. The following is a summary of the Board Mandate and reference should be made to the full text of the Board Mandate.

The Board Mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives, and supervising senior management who are responsible for the implementation of the Board's objectives and day to day management of the Company. The Board retains a supervisory role and ultimate responsibility for all matters relating to the Company and its business.

The Board discharges its responsibilities both directly and through its committees, including the Audit Committee, the Compensation Committee, the CG&NC and the Sustainability Committee. The Board may also appoint ad hoc committees periodically to address issues of a more short-term nature.

The Board Mandate outlines specific responsibilities of the Board in the following areas:

• Board organization and corporate governance;

• Management, officer duties, and compensation; strategic planning;

• monitoring of financial performance and other financial matters, including financial statements, the Company's internal control and management information systems, expenditures and budgets, and material transactions;

• risk management;

• policies and procedures; and

• communications and reporting.

DIRECTOR INDEPENDENCE

All of the directors and director nominees of the Company are independent as defined under the Corporate Governance Disclosure Rules, except Daniel Dickson, who is the Chief Executive Officer ("CEO"), and therefore, is not independent.

Independence is in part a legal and regulatory construct. It is formally assessed annually and considered continually throughout the year to ensure the directors can act objectively and in an unfettered manner, independent of Management and free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the Company's best interests.

SEPARATE CHAIR OF THE BOARD AND CHIEF EXECUTIVE OFFICER

The Company has a separate Chair of the Board (Rex J. McLennan) and CEO (Daniel Dickson). Having an independent Chair of the Board enables non-management directors to raise issues and concerns for Board consideration without immediately involving Management. The Chair of the Board also serves as a liaison between the Board and senior Management.

INDEPENDENT CHAIR AND BOARD COMMITTEES

The Board has determined that the Chair of the Board is independent. Our four standing Board committees consist entirely of independent directors.

BOARD COMPOSITION AND EXPERIENCE

The following table sets out the skills and areas of expertise possessed by each of the director nominees together with information about the current Board's committee memberships. Additional information about each director nominee is contained in their relevant profile.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	31

NONE = 0	PARTIAL = 1-2	FULL = 3

	REX J.	MARGARET	DANIEL	AMY	ANGELA	GEORGE N.	KENNETH	MARIO D.
	MCLENNAN	M. BECK	DICKSON	JACOBSEN	JOHNSON	PASPALAS	PICKERING	SZOTLENDER
HEALTH, SAFETY, ENVIRONMENT & HUMAN RESOURCES: Experience in Safety, Corporate Social Responsibility & Community Relations, Environment & Sustainability, Human Resources & Compensation, Employee engagement / Labour relations	2	1	2	2	2	2	3	1
INDUSTRY EXPERIENCE: in Industry Knowledge, Mineral Exploration & Geology, Mining Engineering - Project Development & Construction, Project Management - Capital Projects Execution, Mining Engineering - Operations & Management, Metallurgy & Mine Plant Operations, Permitting - Environmental/ Construction/Operations/ Exploration, Americas experience /Proficiency in Spanish	2	1	2	2	2	3	3	1
LEGAL & RISK MANAGEMENT: Experience in Regulatory - Compliance & Assurance Corporate Law - Domestic/International Risk Management & Insurance Climate Change - Risk Management	3	2	3	2	2	1	2	2
INVESTOR, MEDIA, GOVERNMENT RELATIONS: Government Experience in Relations/Public Policy; Public Relations & Media Expertise Investor Relations / Corporate Communications	2	2	2	1	2	2	1	1
INFORMATION TECHNOLOGY: Experience with Technology - Systems development/ integration Information Technology/Cybersecurity	2	2	2	1	2	0	2	0
BANKING & CAPITAL MARKETS: Experience in Commodities Business Capital Markets & Investment Banking Mergers & Acquisitions Commercial Banking / Project Finance /Treasury Operations Macro Economics / Monetary Policy & Central Banking	3	2	3	2	2	2	2	2
FINANCIAL ACCOUNTING: Experience in Financial Accounting & Administration Financial Reporting & Internal Controls; Taxation - Domestic/International	3	3	3	2	2	0	2	1
LEADERSHIP: Experience in Public Company Chair/Lead Director Experience. Public Company Board Experience/Governance C-Level Executive/Senior Leadership. Strategic Leadership - International Business. Strategic Planning & Execution	3	3	3	2	2	2	3	2

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	32

The Board is of the view that the minimum target levels have been achieved by the current Board and will be achieved assuming all nominees described above are elected at the Meeting.

	REX J.	MARGARET	DANIEL	AMY	ANGELA	KENNETH	MARIO D.	TOTAL
	MCLENNAN	M. BECK	DICKSON	JACOBSEN	JOHNSON (2)	PICKERING	SZOTLENDER	(OF 7)
	(BOARD CHAIR)
AUDIT COMMITTEE
	⬤	CHAIR		⬤		⬤		4

COMPENSATION
COMMITTEE					CHAIR	⬤	⬤	3

CG&NC
	CHAIR	⬤					⬤	3

SUSTAINABILITY
COMMITTEE				⬤	⬤	CHAIR	⬤	4

TERRONERA SPECIAL
COMMITTEE		⬤		⬤		CHAIR		3
(AD HOC) (1)

Notes:

(1) The Terronera Special Committee was disbanded effective February 26, 2026.

(2) Ms. Johnson was appointed Chair of the Compensation Committee on June 3, 2025.
Mr. Paspalas was appointed to the Board effective March 1, 2026, and is, for the first time, being proposed for election by shareholders at the Meeting.

Summary of Directors' Qualifications and Expertise

 The CG&NC has determined that the eight director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities.

SHAREHOLDER ENGAGEMENT AND HOW TO COMMUNICATE WITH THE BOARD

Endeavour Silver communicates with shareholders and other stakeholders through a variety of channels, including its annual and quarterly reports, proxy circular, press releases, annual information form, website and industry conferences. The Company also holds quarterly earnings conference calls that are open to all investors.

In addition to these communications, the Company actively engages with shareholders through meetings and discussions with institutional investors, analysts and other stakeholders throughout the year.

During 2025, Management and, where appropriate, directors, participated in meetings and discussions with a number of shareholders to discuss the Company's strategy, performance, governance practices and executive compensation. Feedback received from shareholders is reported to the Board and considered as part of the Board's ongoing oversight of governance and corporate strategy. A summary of shareholder engagement activities conducted in 2025, including key investor meetings and conferences attended by the CEO, is provided in the CEO events table below.

FEEDBACK TO THE BOARD OF DIRECTORS

The Board values regular and constructive engagement with shareholders and encourages shareholders to communicate their views on governance matters directly to the Board.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	33

Shareholders may communicate directly with the Chair of the Board by sending correspondence to:

Chair of the Board

c/o Corporate Secretary of Endeavour Silver Corp.
PO Box 10328

1130-609 Granville Street

Vancouver, BC V7Y 1G5

Shareholders may also contact the Board by email at: secretary@edrsilver.com

Kindly ensure that "Private and Confidential" is written on the envelope as well.

All correspondence received will be reviewed and, where appropriate, forwarded to the Chair of the Board or the relevant Board committee. If your question relates to a Board committee matter, please address your note to the Chair of the appropriate committee.

POSITION DESCRIPTIONS

Written position descriptions have been developed for the CEO, the Chair of the Board, and the Chair of each committee of the Board. The position descriptions are further augmented by the experience of the CEO, Chair of the Board and respective Chairs of the Board committees, who have a thorough knowledge and understanding of the responsibilities associated with their respective roles. Copies of the position descriptions for the CEO, the Chair of the Board and the Chair of each committee of the Board are available on the Company's website at https://edrsilver. com/t/governance/.

IN-CAMERA MEETINGS

The independent directors hold regularly scheduled in- camera meetings at which non-independent directors and members of management are not present and may attend only by invitation for specific agenda items.

In-camera sessions of the independent directors are held at every meeting of the Board, including any special meetings, and are also held in conjunction with meetings of the Board's committees.

On certain occasions, the CEO is invited to attend part of the in-camera meeting to discuss specific items or address questions that arise during the session.

During the year ended December 31, 2025, the independent directors held six Board meetings and six in-camera meetings. In addition, four in-camera Audit Committee meetings were held during the year that were attended only by the Audit Committee members, other independent directors as guests, and the Company's auditors, and three in-camera Compensation Committee meetings were held during the year that were attended only by the Compensation Committee members and other independent directors as guests. Other Endeavour Silver Board committees hold in-camera sessions as required.

MEETING ATTENDANCE

In 2025, the attendance record for Board and Committee meetings was 100%. Attendance for all members standing for re-election is disclosed in their relevant profiles, where it sets out meeting attendance records of each of the current Directors during 2025, including each Committee of which the Director is currently a member. Mr. Paspalas was appointed on March 1, 2026, as Director of the Company, and 2026 represented Mr. Paspalas' first full year on the Board of Directors.

BOARD ORIENTATION AND CONTINUING EDUCATION

The Company's education program is overseen by the CG&NC, in conjunction with the Independent Chair of the board and the CEO of the Company. The CG&NC is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors, the business and operations of the company, documents from recent board meetings, and opportunities for meetings and discussion with Management and other directors. See "Nomination of Directors" and "Committees of the Board" below for the responsibilities of the CG&NC.

Management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with the Company and its business. New directors are provided with a comprehensive series of documents which includes, among other things, information about the duties and obligations of directors (including copies of the Code of Business Conduct and Ethics, Governance Guidelines and Board Mandate, Committee charters and the Company's policies), descriptions of our organizational structure, operational reports, strategic plans and budgets, compensation plans, investor presentations and copies of our most recent core public disclosure documents.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	34

New directors are expected to meet with Management and attend site visits at our key properties within a reasonable period after joining the Board.

New directors are also invited to sit in on meetings of committees of which they are not a member to get an understanding on how these committees operate.

Continuing education for all members of the Board is conducted primarily on an informal basis. Directors are encouraged to communicate with Management, internal and external auditors, and technical consultants, to keep themselves current with industry trends and developments and changes in legislation, with Management's assistance, and to attend related industry seminars and visit the Company's operations. Following initial onboarding, directors have full access to the Company's records and meet directly with Management as required.

Directors are encouraged to visit the Company's operations, and the Company strives to have at least one Board meeting per year include a tour of a Company site. The Company also organizes site visits for directors, so they gain additional insights into various aspects of the Company's business and global operations.

Site visits also give directors an opportunity to meet directly with Management and other employees in those areas or regions.

During 2025, the directors undertook the follow site visits: Mr. McLennan, Ms. Beck, Mr. Dickson, Ms. Jacobsen, Ms. Johnson, Mr. Pickering visited Terronera in November 2025, and certain members of the Terronera Special Committee (ad hoc) also visited the Terronera project in March and November 2025.

The Company and its directors are members of the Institute of Corporate Directors (ICD) and members are encouraged to seek continuing education. Endeavour Silver provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs. Our Independent Chair, Rex J. McLennan completed the ICD Director's Education Program in 2013 and earned the ICD.D designation in June 2013.

The following table provides details regarding each director's various continuing education events during the fiscal year ended December 31, 2025, held for, or attended by, the Company's directors who are standing for re- election at the meeting. In addition to these, the directors receive regular updates from Management on matters of particular importance or emerging significance.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	35

DIRECTOR	COURSE / EVENT
REX J. MCLENNAN	•	Attended PDAC Convention
(CHAIR)	•	Site visit - Jalisco, Mexico, Endeavour Silver (Mexico) (November 6, 2025)
	•	Attended Privacy & Cybersecurity Event provided by Blake, Cassels & Graydon LLP (October 30, 2025)

MARGARET M.	•	Site visit - Jalisco, Mexico, Endeavour Silver (March 18, 2025)
BECK	•	Site visit - Jalisco, Mexico, Endeavour Silver (Mexico) (November 6, 2025)
	•	Attended Privacy & Cybersecurity Event provided by Blake, Cassels & Graydon LLP (October 30, 2025)

DANIEL DICKSON	•	Site visit - Jalisco, Mexico (January 4-6, 2025)
	•	Attended AME Roundup 2025 (January 20 - 23, 2025)
	•	Attended BMO, Global Metals, Mining & Critical Minerals Conference - February 23 - 26, 2025
	•	Attended PDAC Convention (March 2-5, 2025)
	•	Site visit - Jalisco, Mexico (March 16-18, 2025)
	•	Attended Scottsdale Capital Event (CEM), (April 11 - 13, 2025)
	•	Attended Invest 2025 - Stuttgart (May 9-10, 2025)
	•	Attended Raymond James Silver Conference - London (May 28, 2025)
	•	Attended Precious Metals Conference Beaver Creek (September 9 - 12, 2025)
	•	Attended Mining Forum Americas 2025 - Colorado Springs CO (September 14 - 17, 2025)
	•	Attended Privacy & Cybersecurity Event provided by Blake, Cassels & Graydon LLP (October 30, 2025)
	•	Site visit - Jalisco, Mexico, Endeavour Silver (Mexico) (November 6, 2025)

AMY JACOBSEN	•	Site visit - Jalisco, Mexico (March 18, 2025)
	•	Site visit - Jalisco, Mexico (November 6, 2025)
	•	Attended Privacy & Cybersecurity Event provided by Blake, Cassels & Graydon LLP (October 30, 2025)

ANGELA JOHNSON	•	Attended Roundup Conference, AME (America's Exploration & Mining Association), January 20-23, 2025
	•	Site visit - Jalisco, Mexico, Endeavour Silver (March 18, 2025)
	•	Presented on a panel at AEMA (June 12, 2025)
	•	Presented on a panel at the Arizona Chamber's Summer Policy Summit, Arizona Chamber of Commerce and Industry (August 28, 2025)
	•	Site visit - McIlvenna Bay, SK, Canada Foran Mining (September 23, 2025)
	•	Attended Privacy & Cybersecurity Event provided by Blake, Cassels & Graydon LLP (October 30, 2025)
	•	Site visit - Jalisco, Mexico, Endeavour Silver (Mexico) (November 6, 2025)
	•	Presented on the mining panel at the USMCA (United States-Mexico-Canada Agreement) 4th Annual Dialogue, Phoenix, AZ, USMCA (November 18, 2025)
	•	Various courses - Continuing Education (online) as part of professional geologist designation, EGBC (Engineers and Geoscientists)

KENNETH	•	Site visit - Jalisco, Mexico (January 4 - 6, 2025)
PICKERING	•	Site visit - Jalisco, Mexico (March 16 - 18, 2025)
	•	Site visit to the Gibralter Mine (April 16, 2025)
	•	Attended Mitsubishi Corp meetings, Tokyo, Japan (April 25, 2025)
	•	Site visit to the Florence Copper in-situ leach operation, Arizona (September 25, 2025)
	•	Attended Privacy & Cybersecurity Event provided by Blake, Cassels & Graydon LLP (October 30, 2025)
	•	Site visit - Jalisco, Mexico, Endeavour Silver (Mexico) (November 6, 2025)

MARIO D.	•	Attended Privacy & Cybersecurity Event provided by Blake, Cassels & Graydon LLP (October 30, 2025)
SZOTLENDER	•	At each of the quarterly meetings of the Board, directors receive a detailed report and presentation on each of our business units and meet with selected members of regional management.

Note: Mr. Paspalas was appointed on March 1, 2026, as Director of the Company. 2026 represented Mr. Paspalas' first full year on the Board of Directors.

BOARD AND DIRECTOR ASSESSMENTS

The CG&NC is tasked with assessing at least annually the effectiveness and contribution of the Board, its committees and individual directors. The assessment is conducted through formal, written questionnaires to each director. The CG&NC then reviews the completed questionnaires and provides a written report on its findings to the Board, including an assessment as to whether the Board and its directors are meeting their obligations under applicable securities legislation and are otherwise performing effectively.

In December 2025, the CG&NC solicited feedback on a confidential basis from each director regarding the performance and effectiveness of the Board and each Board committee, as well as individual director performance and contribution, using third-party online evaluation questionnaires. The topics covered by the questionnaires included the director selection process, the conduct of meetings and the composition of the Board and committees, as well as peer review by each director of the conduct of the Board, the committees, and their respective members. The most recent report was delivered to the Board in February 2026.

NOMINATION OF DIRECTORS

The Company's director nomination program is overseen by the CG&NC. The CG&NC annually reviews the skills, expertise, and other qualities the Board should collectively possess, and the skills, expertise and other qualities possessed by each director, to identify any gaps. This review was most recently completed in February 2026.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	36

The CG&NC is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selection of new directors. While the CG&NC has the primary responsibility for identifying prospective directors, all qualified candidates proposed are considered. See "Corporate Governance and Nominating Committee" for a description of the responsibilities, powers and operation of the CG&NC.

DIRECTOR NOMINATION REVIEW PROCESS

As part of the Board's succession planning and director nomination process, Mr. Paspalas has been nominated for election at the 2026 Meeting. Mr. Paspalas brings a broad range of business acumen and experiences that will complement the Board's skill set - please see "Board Composition and Experience" above. As a result of these changes, the Board will further consider the appropriate re- composition of the Board's standing committees following our 2026 Meeting.

The Board is committed to bringing fresh thinking and new perspectives to the Board while maintaining an appropriate degree of continuity, institutional knowledge and experience necessary for an effective and efficient Board. In furtherance of these objectives, the Board will continue to review its skills matrix, succession plans and the experience of all directors in 2026, and anticipates searching for and recruiting, as necessary, new directors to fill any identified gaps on the Board, if applicable, and allow for the orderly transition for any departure of directors in the future.

DIVERSITY POLICY

The Company's guiding principle is to recruit and retain directors and management on the basis of merit - knowledge, experience, expertise and leadership qualities. We recognize the value of diversity among its directors and Management and has adopted a diversity policy (the "Diversity Policy") as part of our efforts to create a diverse and inclusive corporate culture that solicits multiple perspectives, free of conscious or unconscious bias and discrimination. The Diversity Policy set a target of achieving at least 30% representation of women on the Board by the Company's 2025 annual meeting of shareholders. With three of the Company's eight director nominees being women, the nominees of the Board currently exceed this target at 37.5%.

As of the date of this Information Circular, all Board committees have female representation. One of the director nominees has a Latino background.

Under the Diversity Policy, the CG&NC must consider various diversity criteria, including race and gender diversity, when assessing the optimal composition of the Board and recommending nominees to fill Board vacancies. In particular, the CG&NC must ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board positions, and may engage qualified, independent external advisors to conduct a search for candidates to help achieve diversity objectives, including gender diversity. If no women are selected from the list of candidates recommended for a Board position, the Board must have objective reasons to support such a determination. A copy of the Diversity Policy is available on our website at https://edrsilver.com/t/ governance/.

The Company has not adopted a target regarding women in executive officer positions of the Company. Currently 28.57% of the Company's executive officers are female. Pursuant to the Diversity Policy, Management of the Company will seek to have at least one-woman candidate under consideration for any new senior management positions to be filled.

If all director nominees are elected at the Meeting, the Company will continue to meet the target of 30% female directors in 2026 with three directors on the Board of eight directors being women (37.5%). The Board and Management will consider executive officer candidates if, as and when the need arises based upon candidate qualifications, abilities and potential contributions irrespective of gender.

The Company uses best practices to obtain sufficient applicants for open officer positions, including web postings on leading job sites, engaging search and recruitment firms and a number of other recruitment tools. The Board recognizes the importance of diversity, including gender in board positions and considers diversity as one of the factors in identifying and nominating directors.

The following Board diversity matrix reflects voluntary self-identification by directors. One director identifies as a member of a diverse group other than women, including Hispanic or Latino representation.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	37

	REX J.	MARGARET	DANIEL	AMY	ANGELA	GEORGE N.	KENNETH	MARIO D.	TOTAL
	MCLENNAN	M. BECK	DICKSON	JACOBSEN	JOHNSON	PASPALAS	PICKERING	SZOTLENDER	(OF 8)
	(BOARD CHAIR)

GENDER: MALE	⬤		⬤			⬤	⬤	⬤	5
									(62.5%)

GENDER: FEMALE		⬤		⬤	⬤				3
									(37.5%)

INDEPENDENT	⬤	⬤		⬤	⬤	⬤	⬤	⬤	7
									(87.5%)

HISPANIC OR									1
LATINO								⬤	(12.5%)

CAUCASIAN	⬤	⬤	⬤	⬤	⬤	⬤	⬤		7
									(87.5%)

DIRECTOR TERM LIMITS AND RETIREMENT

The Company has not adopted director term limits or other formal mechanisms for Board renewal. The Company believes that its Board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements. In this respect, through the CG&NC and the annual board assessment process, the Board can consider the contribution of current Board members and the skills and experience necessary for an effective and efficient Board and recommend changes to best meet those needs.

The current average tenure of the Endeavour Silver Board is nine years.

Further, the Company makes long term investments in mining projects, and the Board believes that the ongoing industry experience and the corporate memory and perspective of long serving directors with the Company gained through multiple commodity price cycles as they affect the Company is of benefit to the Board. The continued involvement of directors who participate in the initial approval of projects through their development and operation phases also has significant advantages. In addition, the CG&NC believes that other policies of the Board, including the Board and director self assessment process, provide effective mechanisms to promote periodic Board renewal.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	38

NYSE Corporate Governance Requirements

In addition to the corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies, the Company is also subject to corporate governance requirements prescribed by the listing standards of NYSE, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002.

Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.

A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to ensure a representative vote. The Company's quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement: The Company will follow TSX rules for shareholder approval of new issuances of its common shares and for the approval of equity plans. Following TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm's length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period. The Company will also follow TSX rules for shareholder approval of the Company's equity compensation plans rather than NYSE requirements. Under NYSE rules, shareholder approval is required for all equity compensation plans and any material revisions thereto. For "rolling" or "evergreen" equity plans, like the Company's, which reserve a set percentage of the Company's issued and outstanding shares under the plan, each increase pursuant to such formula is subject to shareholder approval unless the plan has a term of not more than ten years. TSX rules provide that all security- based compensation arrangements must be approved by a listed issuer's security holders at a meeting. This applies not only to plans, but also to individual stock options and entitlements not granted pursuant to an arrangement. Security holder approval is also required for any amendment to an arrangement or entitlement (e.g. an individual option or award), unless the plan permits such amendment without security holder approval. For evergreen plans, the TSX requires shareholder approval within three years after institution and within every three years thereafter.

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The election and composition of the Board: The NYSE requires that a majority of a listed company's board of directors be independent. The NYSE also requires that independent directors serve on the audit, compensation, and nominating/corporate governance committees. Foreign private issuers are not required to have a majority of independent directors on the board of directors and may follow its home country practices. Foreign private issuers are required, however, to disclose any significant ways in which their home-country practices differ from those followed by a domestic company.

In addition, the Company may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case, the Company shall make the disclosure of such transactions available on the Company's website at www.edrsilver.com.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on NYSE. In addition to having a separate Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and section 303A.06 and 303A.07 of the NYSE Listed Company Manual, the Company's Board has established a separately designated (i) Compensation Committee that materially meets the requirements for a compensation committee under section 303A.05 of the NYSE Listed Company Manual, as currently in force, and (ii) a CG&NC that materially meets the requirements for a nominating committee under section 303A.04 of the NYSE Listed Company Manual. Each of the Compensation and the CG&NC is comprised of directors who meet independence requirements under Canadian National Instrument 52-110 - Audit Committees and the relevant sections of the NYSE Listed Company Manual.

Committees of the Board

The current standing committees of the Board are:

a) the Audit Committee,

b) the CG&NC,

c) the Compensation Committee, and

d) the Sustainability Committee to assist the Board in carrying out its various oversight responsibilities.

Committee membership is reviewed by the CG&NC annually and any proposed changes are recommended to the Board for approval.

Each committee has a written charter describing its purpose, organisation, powers, and responsibilities.

The committee charters are reviewed annually to ensure they remain appropriate for the Company and are consistent with market practice and applicable law.

Any changes to the charters are reviewed by the relevant committee, the CG&NC, and the Board. Copies of the Board Mandate and the charters of each committee can be found on the Company's website at https://edrsilver. com/t/governance/.

AUDIT COMMITTEE

The Audit Committee is responsible for overseeing the policies and practices relating to the quality and integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding corporate assets, reliability of the information, and compliance with policies and laws. The Audit Committee's role is to support the Board in meeting its responsibilities to shareholders of the Company, review and establish the independence of the external auditors, facilitate effective communication between Management and the external auditors, provide a link between the external auditors and the Board, and increase the integrity and objectivity of financial reports and public disclosure. For more information about the Audit Committee, please refer to the section "Audit Committee" in our AIF for the year ended December 31, 2025, which is available on SEDAR+ and on EDGAR. The full text of the Audit Committee Charter is available for viewing on the Company's website at https://edrsilver.com/t/governance/.

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Membership and Independence

(100% Independent)

The Audit Committee is currently comprised of Margaret M. Beck (Chair), Rex J. McLennan, Kenneth Pickering, and Amy Jacobsen, all of whom are independent. The profiles for each committee member set out in the "Nominees for Election of Directors" section describe each member's relevant knowledge and experience to serve on the Audit Committee and ensure appropriate completion of its charter.

Experience and Financial Literacy

All members of the Audit Committee are considered financially literate. "Financially literate" means that each member can read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

Ms. Beck, our Audit Committee Chair, and Mr. McLennan "audit committee financial experts," as defined by U.S. Securities and Exchange Commission (SEC). See Ms. Beck's and Ms. McLennan's director profiles, respectively, for information on their qualifications as financial experts.

Ms. Beck previously served in senior executive financial leadership roles, including as a former Chief Financial Officer, and has extensive experience overseeing complex financial reporting, internal controls, and audit functions in large, multinational organizations.

Mr. McLennan has over 35 years of professional and executive experience, including service as a former Chief Financial Officer of publicly listed companies in the mining and natural resources sector, with deep expertise in financial reporting, audit oversight, and enterprise risk management.

Neither Ms. Beck nor Mr. McLennan is, or was, employed by the Company's current external auditor, nor has either served as Chief Financial Officer of the Company.

2025 ACTIVITIES

FINANCIAL REPORTING	Reviewed and recommended to the Endeavour Silver Board for approval the Company's annual and interim consolidated financial statements and MD&A.

CYBERSECURITY	Oversaw the continuing implementation of the Company's cybersecurity program, including risk identification, monitoring, and training. See "Cybersecurity and Artificial Intelligence Risk Management"
below for additional information.

INTERNAL CONTROLS OVER	Evaluated the appropriateness of the systems and procedures, internal controls over financial reporting,
FINANCIAL REPORTING	information technology systems, and disclosure controls and procedures implemented by the Company.

AUDIT PLANNING AND	Evaluated the internal audit plan and external auditor's plan.
CONDUCT OF AUDIT

ENTERPRISE RISK MANAGEMENT	Reviewed and advised on Enterprise Risk Management processes and risk identification.
Reviewed reports from the Company's insurance broker and evaluated the sufficiency of the insurance policies in place.
Reviewed reports from the Company's head of Information and Technology regarding the risk exposure and management.

COMPLIANCE AND	Reviewed and approved the Company's grievance program and corporate governance policies.
REGULATORY MATTERS

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Cybersecurity and Artificial Intelligence Risk Management

The Company's cybersecurity and artificial intelligence ("AI") risk management framework is overseen by management through the Information & Operations Technology function, under the direction of senior management. Management provides regular reporting on cybersecurity risks, incidents, and control  effectiveness to the Chief Financial Officer and the Audit Committee on a quarterly basis. Cybersecurity and information security risks are also reviewed with the full Board of Directors at least annually, or more frequently as circumstances warrant.

The Company has adopted an internationally recognized information security framework and engages independent third-party specialists to assess, benchmark and test its information technology systems and processes against applicable standards. These assessments include periodic third-party security reviews designed to  identify emerging risks, vulnerabilities and control gaps. The Company maintains policies and procedures governing information security, including internal reporting requirements, escalation protocols, and defined remediation timeframes for identified issues.

Cybersecurity awareness and training are mandatory for employees, including senior management. Training is delivered on a regular basis and includes  educational programs, cybersecurity best-practice guidance, and simulated phishing exercises. The Company also provides cybersecurity awareness training and briefings to members of the Board of Directors.

In the last three fiscal years, the Company has not experienced any known cybersecurity incidents, including third-party incidents, that resulted in a material unintended disclosure of data, loss of access to corporate technology systems, significant financial impact, or material interruption to mining operations.

The Board oversees information security, cybersecurity and data protection risks primarily through the Audit Committee, including matters reported by  Management and the Company's Privacy Officer.

CORPORATE GOVERNANCE & NOMINATING COMMITTEE

The CG&NC is responsible for, among other things, developing and recommending to the Board corporate governance principles applicable to the Company and identifying and recommending qualified individuals for nomination to the Board. It also assesses and makes recommendations relating to the effectiveness and performance of the Board. The CG&NC is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. The full text of the CG&NC Charter is available for viewing on the Company's website at https://edrsilver.com/t/governance/.

The CG&NC is tasked with the following corporate governance responsibilities:

  reviewing and reassessing at least annually the adequacy of the Company's corporate governance procedures and recommending any proposed changes to the Board for approval;
  reviewing and reassessing the adequacy of the CG&NC Charter annually and recommending any proposed changes to the Board for approval;
  annually reviewing its own performance;
  reviewing and recommending changes to the Board of the Code and considering any requests for waivers from the Code;
  reviewing annually or more often if appropriate:
  CG&NC members' qualifications and requirements,
  CG&NC structure (including authority to delegate) and
  CG&NC performance (including reporting to the Board); and
  making recommendations to the Board, as appropriate based on its review.

The CG&NC is tasked with the following director nomination responsibilities:

  recommending director candidates to the Board for consideration;
  reviewing and making recommendations to the Board in respect of director resignations tendered pursuant to the Majority Voting Policy;
  reviewing and recommending to the Board on an annual basis succession planning, leadership development and initiatives of the Company, which includes monitoring the progress and development of the Company's executive officers in accordance with the succession plans and annually reviewing the adequacy of succession candidates to foster timely and effective officer continuity;
  periodically reviewing the Company's executive management organizational structure and any proposals for changes to such structure, and recommending any significant organizational changes to the Board; and
  recommending to the Board for approval any share ownership guidelines for senior executives and, on an annual basis, reporting to the Board the status of participant compliance with the Company's share ownership guidelines.
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Membership and Independence

(100% Independent)

The CG&NC is currently comprised of Rex J. McLennan (Chair), Margaret M. Beck and Mario D. Szotlender, all of whom are independent.

2025 ACTIVITIES

BOARD AND COMMITTEE	Reviewed and advised on the composition of the Board and committees and recommended director
MEMBERSHIP	nominees for election.

BOARD PERFORMANCE	Evaluated the effectiveness of the Board and its committees as well as the contribution of individual directors based on the results of the annual director.

GOVERNANCE	Reviewed and advised on the Company's existing compliance policies and programs

SUCCESSION PLANNING	Reviewed and approved the CEO succession plan which included an emergency replacement plan which identified individuals to provide temporary emergency leadership coverage during unforeseen circumstances and a long-term succession plan aimed at identifying individuals who could assume the CEO position on a permanent basis. Conducted year-round planning for director succession and Board refreshment, including a review and analysis of the skills, attributes and expertise preferred for future Board nominees, which resulted in the appointment of Mr. Paspalas.

COMPENSATION COMMITTEE

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board. The Compensation Committee reviews annually and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and executive officers. The full text of the Compensation Committee Charter is available for viewing on the Company's website at https://edrsilver.com/t/governance/.

The Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:

  review and assess the adequacy of the Compensation Committee Charter annually;
  review the adequacy and form of compensation of senior management and ensure that the compensation realistically reflects the risks and responsibilities of such positions;
  review and recommend to the Board for approval policies relating to compensation of the Company's senior management and directors;
  review the performance of the Company's senior management and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company's senior management;
  review and approve the corporate goals and objectives relevant to the compensation of the CEO, the COO of the Company and the CFO and other officers, evaluate their performance in light of these CFO goals and objectives, and set their compensation based on this evaluation;
  review and make recommendations to the Board with respect to pension, stock option and other incentive plans for the benefit of senior management;
  oversee the administration of the Company's long- term incentive plans;
  review the adequacy and form of the compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks of such positions and fix the amount and composition of compensation to be paid to members of the Board and the Board committees;
  review the design and competitiveness of the Company's compensation and benefit programs generally;
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  report to the Board of Directors on all matters reviewed and recommendations made by the Compensation Committee;
  review and pre-approve the Company's executive compensation disclosure; and
  follow the process established by it for all committees of the Board for assessing the performance of the Compensation Committee.

In addition, the Compensation Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

Membership and Independence (100% Independent)

The Compensation Committee is currently comprised of Angela Johnson (Chair), Kenneth Pickering and Mario D. Szotlender, all of whom are independent.

2025 ACTIVITIES

CORPORATE GOALS AND	Reviewed and recommended approval of the Company's 2025 corporate objectives and evaluated the
OBJECTIVES	Company's performance relative to those objectives.

COMPENSATION	Reviewed and made recommendations to the Endeavour Silver Board on compensation matters, including changes to executive officer compensation and adjustments to the Company's peer group.

SUSTAINABILITY COMMITTEE

The Sustainability Committee is responsible for assisting the Board with its oversight responsibilities with respect to ensuring that appropriate policies, systems and personnel are in place to support safe and sustainable business practices in the conduct of the Company's activities, and to maintain high standards of practice, including Health, Safety and Environmental ("HSE") management standards. This includes the integration of climate-related risks and opportunities into operational decisions and new projects. The Sustainability Committee oversees the three pillars of the Company's Sustainability Strategy, People, Planet and Business ("PPB"), and provides oversight of the PPB areas together with HSE matters and the development, approval and implementation of policies, standards, systems and responsible HSE work practices in all the Company's activities that affect employees, contractors and stakeholders. As part of its mandate, the Sustainability Committee also ensures that the integration of climate-related risks and opportunities into operational decisions and new projects and climate-related risks are considered in all aspects of business operations. The full text of the Sustainability Committee Charter is available for viewing on the Company's website at https://edrsilver. com/t/governance/.

Membership and Independence (100% Independent)

The Sustainability Committee is currently comprised of Kenneth Pickering (Chair), Angela Johnson, Mario D. Szotlender, and Amy Jacobsen, all of whom are independent.

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2025 ACTIVITIES

HEALTH AND	Oversaw efforts to reduce our Total Reportable Incident Rate to 0.79 from 1.77 in 2024, well below our goal of 1.5.
SAFETY

SOCIAL	Oversaw efforts to improve community relations at all our sites, strengthening the programs that contribute most to the development of the communities, including education, infrastructure and economic development.

ENVIRONMENT	Oversaw efforts to ensure there were no reportable spills, continue in full compliance with environmental permits and worked closely with the Engineer of Record to ensure the stability of our tailings deposits.

GOVERNANCE	Oversaw the update of the report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act
(Canada). Monitored key governance developments and their application to the Company, including the development and timelines proposed for the implementation of the sustainability disclosure standards by the Canadian
Sustainability Standards Board.

REPORTING AND	Oversaw publication of the Company's 2024 sustainability report using SASB and GRI frameworks published in June
DISCLOSURE	2025.

TERRONERA SPECIAL COMMITTEE (AD HOC)

The Terronera Special Committee ("TSC") had the responsibility of providing independent oversight and support to the management of the Terronera project. This includes reviewing project progress, advising on necessary actions, assessing project risk management procedures, and conducting periodic site visits to monitor development and performance.

The TSC was disbanded on February 26, 2026, at the conclusion of the debrief following commercial production at Terronera.

Membership and Independence (100% Independent)

The Terronera Special Committee was comprised of Kenneth Pickering (Chair), Margaret M. Beck, and Amy Jacobsen, all of whom are independent.

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Commitment to Responsible Mining

MISSION AND VALUES

Our mission is to find, build, and operate quality silver mines in a sustainable way to create value for our stakeholders. By continually improving what we do and how we do it, we aim to make a positive difference in peoples' lives.

Our ICARE values are the guideposts that shape everyday actions for management, our employees and business partners that are central to our culture and an essential element of our success.

The acronym ICARE stands for Integrity, Care, Attitude, Reliability and Excellence, which are the five values defined by our leadership team along with our employees, that unite us.

INTEGRITY	CARE	ATTITUDE	RELIABILITY	EXCELLENCE
We do what is right. We are honest, ethical, and trustworthy, and we follow policies and procedures.	We display kindness and concern for our colleagues, embracing diversity and promoting a safe and healthy workplace. We respect and care for the environment, our local communities and all our stakeholders.	We take pride in our jobs and are passionate about what we do. We are positive, act professionally, and take initiative in achieving our goals.	We do what we say we will do and deliver on our promises and responsibilities. We welcome challenges and have the courage to admit mistakes and take corrective actions.	We dive in and deliver our best work every time. We are always learning and aspire to do better than we did yesterday.

SUSTAINABILITY AT ENDEAVOUR SILVER

Endeavour Silver's commitments to responsible mining guide our Sustainability strategy. Protecting the health and safety of our workforce and our host communities is our primary responsibility. We respect the rights of our workforce, Indigenous peoples and host communities and seek to bring long-term social and economic benefits to the regions in which we work.

We continuously seek ways to operate responsibly, grow sustainably and create positive outcomes for society. Our sustainability approach is centred on three interconnected pillars - People, Planet and Business - and guided by yearly priorities and targets that provide a framework to focus our work.

Within each pillar, we address material topics identified through regular materiality assessments, surveying key stakeholders and analyzing the evolving external landscape. Our most recent assessment, conducted in 2025, continues to inform our focus areas.

Sustainability is embedded into management standards, and corporate and site annual plans and objectives.

We have the policies, procedures and controls in place to ensure our workforce and suppliers are acting ethically and in accordance with regulations, and we strive to avoid, minimize, rehabilitate, compensate and monitor the potential environmental impacts of our activities.

Our disclosures are aligned with internationally recognized reporting frameworks, including the Global Reporting Initiative (GRI) Standards and the Sustainability Accounting Standards Board (SASB) Standards, which guide how we measure and communicate our performance - including key climate indicators - in a transparent and consistent manner.

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SUSTAINABILITY GOVERNANCE

Sustainability is ingrained into decision-making and performance management in the highest levels of Endeavour and throughout our Company, including at each operating site. Sustainability is championed by our executive team and is integrated into our governance structure, policies and our approach to creating long-term value.

At the Board level, sustainability is also a focus, underscored by dedicated committees and oversight. Two committees of the Board oversee Endeavour Silver's sustainability efforts: the Sustainability Committee and, to a lesser extent, the Corporate Governance and Nominating Committee. The Sustainability Committee promotes a sustainability mindset and encourages a corporate culture that takes responsibility for sustainable development.

They also approve policies, standards and responsible work practices that guide the performance and expectations of our employees, contractors and other partners. The Sustainability Committee reviews Endeavour Silver's strategies, progress against priorities and related disclosure. Our priorities include targets related to safety, environment (including GHG emissions), diversity, community investment, amongst others. Learn more in the https://edrsilver.com/ sustainability/overview/#oversight section of our website.

At the operational level, sustainability matters such as workplace safety, environmental protection and community relations are integrated into the everyday management of our business. In Endeavour Silver, we have an Environmental and Sustainability Manager whose role is to reinforce and drive sustainability efforts. A key responsibility of this position is to closely monitor and assess our projects to ensure compliance with local regulations, as well as alignment with relevant environmental and social frameworks and systems.

Our ongoing sustainability work is guided by Endeavour Silver's Sustainability Policy and other corporate policies, such as the Code of Conduct and Ethics, the Diversity Policy, the Human Rights Policy and the Supplier Standards of Conduct. We also engage with mining industry associations to keep informed of sustainability trends, share best practices, and foster strong relationships with industry peers.

Through our sustainability work, we are committed to advancing local, regional and international sustainability agendas, including contributing to the United Nations Sustainable Development Goals (SDGs), focusing on those where Endeavour Silver can deliver the greatest impact.

THESE SUSTAINABLE DEVELOPMENT GOALS ARE MOST RELEVANT TO OUR BUSINESS, AND WE'RE CONTRIBUTING TO THEM THROUGH OUR ACTIVITIES, INITIATIVES AND PARTNERSHIPS:

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Compensation of Executive Officers and Directors

NAMED EXECUTIVE OFFICERS

The following executive compensation disclosure is provided in respect of each person who served as the Company's CEO or CFO during the financial year ended December 31, 2025, and each of the three other most highly compensated executive officers of the Company whose annual aggregate compensation exceeded C$150,000, collectively the "Named Executive Officers" or "NEOs".

During the Company's financial year ended December 31, 2025, the NEOs of the Company were Daniel Dickson (CEO), Elizabeth Senez (CFO), Donald Gray (Chief Operating Officer (COO)), Luis Castro (Senior Vice President, Exploration ("Senior VP, Exploration")), and Gregory Blaylock (Vice President, Operations ("VP, Operations")).

COMPENSATION DISCUSSION AND ANALYSIS

The Company's executive compensation program is overseen by the Compensation Committee. In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company's executive compensation program is based on a pay for performance philosophy. The executive compensation program is designed to attract, retain,

encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are targeted to be competitive with the base salaries paid by benchmarked mining companies with comparable revenues and asset bases to that of the Company. See "Base Salary Review".

For 2025, total direct compensation ("Total Direct Compensation") for each of the NEOs, as well as for executive officers as a whole, consisted of a base salary, along with short term incentive compensation in the form of an annual cash bonus, and long-term incentive which can take the form of Stock Options, RSUs or PSUs. The targeted Short-Term Incentive Plan of the Company ("STIP") and Long-Term Incentive Plan ("LTIP") are directly tied to corporate and individual performance. Total Direct Compensation is targeted at the 50th percentile of the Benchmark Group. Actual compensation is positioned above or below target as performance warrants. As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards cash STIP, Stock Options, RSUs and PSUs, thereby increasing the mutuality of interest between executive officers and shareholders.

The Compensation Committee and the Board have considered the implications of risks associated with the Company's compensation policies and practices. Among other things, in designing compensation programs, setting objectives, and making incentive awards, the Compensation Committee carefully considers potential risks. Annually, the Compensation Committee assesses the potential risks associated with compensation programs as they relate to short term and long-term decision-making by the Company's executives. A number of business risks were assessed and considered, while significant items included:

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• Achieving safety results and meeting environmental requirements

• Resource estimation and reserve determination

• Achievement of annual production and cost targets in balance with long-term development requirements at our operations and projects

• Appropriate stewardship of the Company's financial position

The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features. As a result of the review, neither the Compensation Committee nor the Board identified any compensation practices that are reasonably likely to have a material adverse effect on the Company.

The design of compensation programs and Board oversight provide a number of controls to mitigate compensation risks, including the following:

• Appropriate balance of metrics and weightings: Short-term incentive program objectives include a balance of safety, growth, and operating performance and are approved by the Compensation Committee, providing a balanced focus on immediate objectives without sacrificing the growth required to sustain the business. Base salaries are market competitive, thus reducing an over-reliance on variable compensation.

• Audit of key measurable balances: Significant targets involving estimates are verifiable by external parties, while measurable inputs are disclosed and assessed by the Compensation Committee when necessary.

• Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time.

• Funding of incentive programs: The STIP is funded with current cash. The LTI program is funded by the issuance of options, RSUs and PSUs. Both the STIP and LTI program may be changed, amended or suspended at any time at the Board's sole discretion. Our stock option plan and share unit plan limit the number of compensation shares that may be issued.

• Control features/plan governance: Goals and metrics are reviewed by the Compensation Committee and approved by the Board. Grants of LTI and cash STIP to key executives for 2025 were reviewed by the Compensation Committee and approved by the Board, either of which may have exercised their discretion to alter the award amounts.

• Time horizon of payments or realization of value: STIP awards for 2025 were made in March 2026, following the performance year completion, audit and evaluation of corporate goal achievement by the Compensation Committee and Board. The LTI program option awards vest over two years and have a five-year life. The recipients of these awards are able to realize value based on share price. The LTI RSUs vest in equal parts over one, two and three years following the grant date, and PSUs vest, subject to performance criteria, three years after grant date.

• Restrictions on hedging and derivative trading: Company's executives, directors and employees are prohibited from engaging in hedging or derivative trading with our securities.

CEO SHARE OWNERSHIP GUIDELINE

In support of our goal of aligning CEO and shareholder interests and discourage undue and excessive risk, the Board have adopted a guideline of requiring the CEO of the Company to meet minimum share ownership requirements. The CEO share ownership guideline is to maintain the guideline amount at two times the CEO's annual base salary.

NAME AND POSITION	SHARE OWNERSHIP	BASE SALARY (C$)	COMMON SHARES	TOTAL	REQUIREMENT
	REQUIREMENT		OWNED	ACQUISITION	MET?
	(DECEMBER 31, 2025)			VALUE (C$)
Daniel Dickson, CEO	Two times base salary	625,000 X 2= 1,250,000	270,624	1,647,875	Yes

See also "Director Compensation - Retainer Fees" for minimum share ownership guidelines adopted for non-employee directors of the Company.

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COMPENSATION CONSULTANT

As part of its oversight of executive compensation, the Compensation Committee considers external market data and benchmarking information to assess the competitiveness of the Company's executive compensation program.

In connection with its oversight of executive compensation, the Compensation Committee has from time to time retained Southlea Group Limited Partnership ("Southlea") as its independent compensation consultant. In September 2025, the Compensation Committee engaged Southlea to conduct an updated independent review of executive and director compensation, including a benchmarking of executive base salaries, short-term incentive targets and long-term incentive targets. Prior to this, Southlea performed such a review in 2022.

The 2025 review incorporated a combination of proxy- based peer group data and survey data from Southlea's mining industry compensation surveys, adjusted for the Company's size, scope and complexity. The results of this review were delivered to the Compensation Committee and are intended to inform and support compensation decisions to attract and retain talent. Changes to executive base salaries arising from this review were implemented subsequent to December 31, 2025.

The Company incurred the following fees in connection with its engagement of compensation consultants over the past three years:

YEAR	EXECUTIVE COMPENSATION	ALL OTHER FEES (C$)
RELATED FEES (C$)
2023	-	-

2024	-	-

2025	37,450	-

BENCHMARKING AND MARKET POSITION

In connection with the executive compensation review conducted by Southlea in 2022, the Compensation Committee approved a benchmark peer group of mining companies to assist in assessing the market competitiveness of the Company's executive compensation program. The 2022 benchmark group reflected companies with comparable size, operating profile and geographic footprint within the mining sector.

The Compensation Committee continued to reference this benchmark group and the related market analysis when reviewing executive compensation for 2025, together with publicly available peer compensation disclosure and other relevant market information.

The Benchmark Group approved by the Compensation Committee and referenced in reviewing executive compensation for 2025 consisted of the following 15 peer companies:

PEER COMPANIES

Aris Mining Corporation	Gatos Silver Inc. (1)	MAG Silver Corp. (1)

Aura Minerals Inc.	Gold Resource Corporation	McEwen Mining Inc.

Calibre Mining Corporation (1)	Gold Resources Inc.	Orla Mining Ltd.

First Majestic Silver Corp.	Hecla Mining Company	Silvercorp Metals Inc.

Fortuna Mining Corp.	Jaguar Mining Inc.	Victoria Gold Corp.

(1) Certain companies included in the Benchmark Group have subsequently been acquired, merged or otherwise ceased to trade independently. The companies listed above reflect the peer group used by the Compensation Committee in connection with the benchmarking analysis and in reviewing executive compensation for 2025.

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Based on this benchmarking analysis and the other factors considered by the Compensation Committee, the Company's executive compensation philosophy has historically targeted base salaries between the first and second quartiles of the benchmark group, while total direct compensation (including short-term and long-term incentive opportunities) has been targeted to align with the third quartile of the benchmark group, consistent with the Company's pay-for-performance philosophy.

Subsequent to December 31, 2025, and following the recommendation of the Southlea 2025 review, the updated total direct compensation amounts are intended to align to the median of the updated benchmark group.

BASE SALARY REVIEW

Base salary provides fixed compensation that reflects the scope and responsibilities of each executive's role, individual experience and performance, internal pay alignment and market competitiveness. The Compensation Committee reviews executive base salaries at least annually and makes recommendations to the Board of Directors with respect to the base salary payable to the CEO and the Company's other senior executive officers.

In December 2024, the Compensation Committee reviewed executive base salaries in connection with establishing base salaries for 2025. In conducting this review, the Committee considered the benchmarking analysis described above, publicly available peer compensation disclosure, prevailing market conditions within the mining sector, the Company's experience in recruiting and retaining qualified executives, and the scope, responsibilities and performance of each executive.

Following its review, the Compensation Committee recommended, and the Board approved, base salaries for 2025 that the Committee considered appropriate and competitive in light of the Company's compensation philosophy, the relevant market data and the individual circumstances of each executive.

SHORT TERM INCENTIVE PLAN

The Compensation Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers. The STIP is designed to provide for annual cash awards based on corporate and individual results when measured against predetermined objectives and performance measures. The bonus also includes an individual performance factor which allows the Company to effectively recognize and reward those individuals providing an extraordinary contribution to the Company during the year. The objectives of the STIP are to align the individual contribution with Company objectives, communicate key objectives which are most highly valued and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

The achievement for each corporate and individual goal can range from 0% to 200%, depending on the actual performance relative to target. In addition, the STIP allows the Compensation Committee to identify any unforeseen matters or specific accomplishments and award an additional amount in proportion to the specific achievement observed either to an individual's corporate achievement or the group corporate achievement. In 2024, the Board added a 10% discretionary adjustment to the Corporate Achievement in recognition of the successful actions taken by management following the trunnion failure in August 2024. For 2025, the Board did not include a discretionary adjustment to the Corporate Achievement.

THE STIP AWARD IS CALCULATED BASED ON THE FOLLOWING FORMULA:

COMPONENT	HOW CALCULATED

Corporate Incentive =	Target Eligible Bonus X Corporate Achievement X Corporate Weight for that Executive

Individual Incentive =	Target Eligible Bonus X Individual Achievement X Individual Weight for that Executive

STIP Award =	Corporate Incentive + Individual Incentive

Taking into consideration the 2025 independent Southlea review, the Board, adjusted the Target Eligible Bonus for the CEO from 80% to 100%; this is a permanent change to the CEO compensation. All other Target Eligible Bonuses for NEOs remained the same in 2025 as in 2024.

The specific corporate and individual goals, with corresponding weighting and achievement for 2025 are noted below.

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CORPORATE GOALS & 2025 ACHIEVEMENT

The Compensation Committee evaluated the Company's performance against the corporate and individual goals established for 2025. These objectives included financial, operational and strategic performance measures designed to align executive compensation with the Company's operational performance, cost discipline and long-term growth strategy. As shown in the Corporate Goals table below, the Company achieved several key objectives during 2025, including meeting production targets, delivering and exceeding Adjusted EBITDA target, and completing a significant acquisition or divestiture initiative. The Company also advanced financing initiatives and continued to progress key strategic projects. Performance on certain cost and development metrics, including all-in sustaining costs, operating cost per tonne and planned development metres, was below target levels.

Based on performance against the established corporate goals and weightings, the overall Corporate Achievement for 2025 was 77.5% of target, as calculated in the Corporate Goals table. This level of achievement formed the basis for determining the corporate component of STIP awards for the CEO, Executive Officers and many employees.

The overall Corporate Achievement for 2025 was 77.5% of target.

The table below shows the specific corporate targets and weighting approved by the Board upon the recommendation of the Compensation Committee in March 2025, along with the final achievement for the full year 2025:

CORPORATE GOALS	WEIGHTING	TARGET	CORPORATE
			ACHIEVEMENT
SUSTAINABILITY	10%	No Fatalities	0%

	10%	Maintain Mine Reportable Incident Rate Below Factor of 1.5	10%

	2.5%	Zero Material Discharges or Harmful Spills	2.5%

OPERATIONS	5%	Meet Production Targets	5%

	5%	Meet Development Metre Targets	0%

	5%	Less Than $25.50 AIS(1) Cost Per Ounce	0%

	5%	Meet Direct Operating Cost Per Tonne (1)	0%

	5%	Meet Budgeted EBITDA(1) Per Share - Stretched	10%

GROWTH	5%	Complete Capital Funding - Stretched	10%

	5%	Increase Silver Equivalent Resources on Greenfield Projects	5%

	5%	Replace Silver Equivalent Resources at Operations	0%

	5%	Advance Pitarrilla Engineering Studies	5%

	17.5%	Advance Terronera Development on Budget and Timeline	0%

	15%	Significant Acquisition / Divestiture - Stretched	30%

	-	Board Discretionary Adjustment for Unplanned Achievements	-

TARGET	100%	Corporate Achievement	77.5%

(1) All-in-Sustaining ("AIS") Cash Costs, Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") and Direct Operating Cost per Tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. AIS Cash Costs, EBITDA and Direct Operating Cost per Tonne are provided to investors and used by management as a measure of the Company's operating performance. See "Non-IFRS Measures" in the Company's MD&A for the year ended December 31, 2025 filed at www.sedarplus.ca and EDGAR at www.sec.gov/edgar for further information.

As indicated in the table above, for 2025 the executive team achieved a Corporate Achievement of 77.5%.

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INDIVIDUAL GOALS, 2025 ACHIEVEMENT, AND INDIVIDUAL BONUS AWARDS

In March 2025, the Board following the recommendation of the Compensation Committee, provided specific individual goals and targets with weightings for 2025. The Board has the discretion to adjust the individual results for each executive to reflect unforeseen efforts and accomplishments.

For 2025, the Board following the recommendation of the Compensation Committee, awarded a discretionary additional bonus to the CFO, reflecting the additional workload of the various capital projects, funding and treasury management required in 2025, increasing Corporate Incentive Earned by 28% from 62.5% to 90%.

The Individual Achievement represents a weighted portion of corporate goals and specific individual goals on the overall STIP award and are determined by the Compensation Committee and take into consideration the following: (i) the individual's performance, (ii) the department performance, and (ii) overall impact to the Company's results.

	WEIGHTING	TARGET	ACHIEVEMENT

CEO	No individual performance goals - fully weighted to Corporate Achievement

		Corporate Weighting	100%

		Corporate Incentive Earned	77.5%

		Target Eligible Bonus (% of Base Salary)	100%

		Achieved Bonus (% of Base Salary)	77.5%

	WEIGHTING	TARGET	ACHIEVEMENT

CFO	15%	Capital Funding	15%

	10%	Maximise Return on Treasury	10%

	20%	Significant Acquisition / Divestiture	20%

	15%	Improve Monthly Reporting	15%

	15%	Ensure No Material Weakness in Internal Controls	15%

	5%	Advance Development of the Terronera Project and Keep on Time and Budget	0%

	20%	Tax Planning Strategies with Significant Impact	20%

TOTAL	100%	CFO Individual Achievement	95%

		Individual Weighting	20%

		Individual Incentive Earned	19%

		Corporate Weighting	80%

		Corporate Incentive Earned - adjusted	90%(1)

		Target Eligible Bonus (% of Base Salary)	75%

		ACHIEVED BONUS (% OF TARGET ELIGIBLE BONUS)	109%

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	WEIGHTING	TARGET	ACHIEVEMENT

COO	15%	Maintain Mine Reportable Incident Rate Factor Below 1.5	15%

	30%	Advance Development of the Terronera Project and Keep on Time and Budget	0%

	15%	Meet Production Targets	15%

	10%	Meet Direct Operating Cost Per Tonne (2)	0%

	5%	Capital Funding	5%

	5%	Ensure No Material Weakness in Internal Controls	5%

	20%	Significant Acquisition / Divestiture	20%

TOTAL	100%	COO Individual Achievement	60%

		Individual Weighting	20%

		Individual Incentive Earned	12%

		Corporate Weighting	80%

		Corporate Incentive Earned	62%

		Target Eligible Bonus (% of Base Salary)	75%

		ACHIEVED BONUS (% OF TARGET ELIGIBLE BONUS)	74%

	WEIGHTING	TARGET	ACHIEVEMENT

SENIOR VP,	20%	Grow Silver Equivalent Resources at Greenfield Projects	20%
EXPLORATION

	20%	Advance Pitarrilla Engineering Studies	20%

	30%	Replace Silver Equivalent Resources at Operations	0%

	5%	Deliver Partner Non-Core Exploration	5%

	25%	Significant Acquisition / Divestiture	25%

TOTAL	100%	SVP Exploration Individual Achievement	70%

		Individual Weighting	20%

		Individual Incentive Earned	14%

		Corporate Weighting	80%

		Corporate Incentive Earned	62%

		Target Eligible Bonus (% of Base Salary)	60%

		ACHIEVED BONUS (% OF TARGET ELIGIBLE BONUS)	76%

	WEIGHTING	TARGET	ACHIEVEMENT

VP, OPERATIONS	15%	No Fatalities	0%
	10%	Grow Silver Equivalent Resources at Greenfield Projects	10%

	10%	Maintain Mine Reportable Incident Rate Factor Below 1.5	10%

	15%	Meet Production Targets	15%
	10%	Meet Planned Development Meters	0%

	10%	Meet Direct Operating Cost Per Tonne (2)	0%

	10%	Ensure No Material Weaknesses in Internal Controls	10%

	20%	Significant Acquisition / Divestiture	20%

TOTAL	100%	VP, Operations Individual Achievement	65%
		Individual Weighting	40%
		Individual Incentive Earned	26%
		Corporate Weighting	60%

		Corporate Incentive Earned	46.5%

		Target Eligible Bonus (% of Base Salary)	40%

		ACHIEVED BONUS (% OF TARGET ELIGIBLE BONUS)	72.5%

(1) As noted above, an additional 28% discretionary bonus was added to the CFO Bonus.

(2) All-in-Sustaining ("AIS") Cash Costs, Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") and Direct Operating Cost per Tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. AIS Cash Costs, EBITDA and Direct Operating Cost per Tonne are provided to investors and used by management as a measure of the Company's operating performance. See "Non-IFRS Measures" in the Company's MD&A for the year ended December 31, 2025 filed at www.sedarplus.ca and EDGAR at www.sec.gov/edgar for further information.

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For the CEO, whose STIP is based entirely on corporate performance, the target bonus is 100% of salary, and therefore the bonus achieved is 77.5% of base salary.

For other Executive Officers, STIP awards are determined based on a weighted combination of corporate performance and individual performance. The Corporate Incentive Earned reflects the corporate achievement level of 77.5%, while the Individual Incentive Earned reflects the Compensation Committee's assessment of each executive's individual performance and contributions during 2025.

Following this assessment, the Board approved a final STIP payout of target bonus for the Executive Officers as noted in the table above, determined in accordance with their respective corporate and individual performance results.

LONG-TERM INCENTIVE PLAN

The Company grants LTIP to Executive Officers in the form of Stock Options, RSUs and PSUs to align the interests of executives with those of shareholders by linking a meaningful portion of executive compensation to the Company's share price performance and the creation of long-term shareholder value.

For LTIP grants made in 2025, the Company issued a combination of Stock Options, PSUs and RSUs. Each Named Executive Officer has a target grant level for LTIP, expressed as a percentage of base salary. Additional detail on each type of award is also provided below:

POSITION	TARGET LTIP (% OF BASE SALARY) (4)	STOCK OPTIONS AWARDED	VALUE OF STOCK OPTIONS AWARDED (2)	PSUS AWARDED	VALUE OF STOCK PSUS (1)	RSUS	VALUE OF RSUS AWARDED (3)
CEO	165%	96,170	$179,155	86,690	$418,713	43,350	$164,261

CFO	150%	50,360	$93,815	45,400	$219,282	22,700	$86,014

COO	150%	69,270	$129,043	62,440	$301,585	28,370	$107,499

SENIOR VP,		43,500		39,220	$189,433	18,390	$69,683
EXPLORATION	125%		$81,036

VP, OPERATIONS	100%	40,160	$74,814	36,200	$174,846	16,810	$63,696

(1) The PSU values were calculated using the Monte-Carlo averaging technique on simulated stock prices, resulting in a fair value per unit of $4.83, consistent with the approach used in the Company's audited financial statements.

(2) The grant date fair value of stock options was calculated using the Black-Scholes methodology. These options are exercisable at a price of $3.77 (C$5.39) until April 1, 2030. The key assumptions used under the Black-Scholes model that were used for the share option awards in the table above were: risk-free interest rate 2.59%; expected life of four years; expected annualized volatility of 63.79%; expected dividend rate of nil. The Company chose to use the Black-Scholes model as the basis for calculating fair value of the options granted as this methodology is commonly accepted by issuers, and consistent with the accounting values used in the Company's audited financial statements. The F/X rate used of C$ 1.00 = US$ 0.703 which was in effect on the date of grant.

(3) The values were calculated using the market value at grant, being the closing price at $3.79, consistent with the approach used in the Company's audited financial statements.

(4) Target LTIP is based on the Company's compensation philosophy and approved by the Compensation Committee.

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STOCK OPTIONS

The Compensation Committee oversees the administration of the Stock Option Plan, as amended, of the Company (the "Stock Option Plan"). The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to participants. The Compensation Committee considers option grants when reviewing executive officer compensation packages as a whole.

Options grants are recommended by senior management to the members of the Compensation Committee, who determine whether to approve Management's recommendations and who, once satisfied, provide their recommendation to the Board. The number of options recommended for each individual is based upon seniority, retention considerations and responsibilities of the position. Previous option grants to an optionee are not considered when considering new grants. The Compensation Committee's recommendation to the Board includes the number of options to be granted to independent directors for their equity-based compensation and these options are typically issued once a year based on the set retention fee per Director. The options granted by the Company generally have a term of five years and vest 20% every six months, beginning on the date of grant.

RESTRICTED SHARE UNITS

RSUs are granted under the Company's Equity-Based Share Unit Plan. Each RSU granted, subject to the terms of the Equity-Based Share Unit Plan, entitles the holder to receive one common share upon vesting. Currently outstanding RSUs vest one-third on each of the first, second and third anniversaries of the date of grant. The value of RSUs redeemed is dependent on the share price at the time of redemption, which can be higher or lower than the value reported at the time of grant.

PSUS

PSU are granted under the Company's Equity-Based Share Unit Plan, with specific performance criteria attached at grant. PSUs align the interests of NEOs with Endeavour Silver's long-term performance by providing compensation that is conditional on the achievement of predetermined performance criteria. PSUs vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Endeavour Silver's Relative Total Shareholder Return ("TSR") performance over the three-year performance period and subject to specific constraints noted below.

Relative TSR compares our share price performance to the Amplify Junior Silver Miners ETF (SILJ) which includes many peer group companies, providing clear indication of performance compared to our peers over the same time period. Payouts will range from 0% to 200% (see table below) based on the relative performance of the SILJ. The Absolute TSR constraint caps the maximum payout at 100% of the initial grant amount if Endeavour Silver's Absolute TSR is negative over the three-year period, and even if the Company's TSR performance is substantially better than all its peers. PSUs can be settled in cash or shares or both under the terms of the Company's Equity- Based Share Unit Plan. The number of PSUs that are earned and redeemed is calculated as follows:

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PSU DISTRIBUTION BAND

SILJ INDEX
RELATIVE TSR PERFORMANCE	PAYOUT (% OF GRANT)
Less than 25%	0%

25%-99%	25%-100% (Linear)

Equal to Index	100%

101%-150%	101%-150% (Linear)

Greater than 150%	200%

INCENTIVE AWARDS CONNECTION TO SUSTAINABILITY PRIORITIES

Our business strategy, operating practices and incentive plan objectives are linked to our sustainability priorities. As part of the incentive programs, specific sustainability elements are incorporated in the Individual STIP Achievements and LTIP achievement metrics as follows:

ENVIRONMENTAL	SOCIAL / SAFETY	GOVERNANCE
STIP objectives that include environmental protections, such as contamination mitigation and training, advanced exploration ramp up that includes environmental permitting. Cost savings targets that rely on realizing operational and energy efficiencies, with the concurrent impact of reducing carbon footprint through emissions.

LTIP returns from successful construction of mining projects that mandate environmental permitting and compliance. Environmental resilience, including adapting to the impacts of climate change, is incentivized and rewarded through LTIP returns.	STIP objectives that include safe operating procedures and mitigation of workplace injuries (zero fatalities and meeting target Reportable Incident Rate).

LTIP returns from successful construction of mining projects that require positive and ongoing relationships with local communities and maintaining a reputation as a safe operator in the mining industry.	STIP objectives that include governance frameworks, particularly Sarbanes Oxley Act compliance and the objective of no material weakness. Integration of recently acquired or ramped up operations into the Company's existing governance framework. Maintaining business practices through established governance controls and procedures, including our established grievance framework, Trust Line, and management oversight mechanisms.

LTIP returns from maintaining a reputation within the investor community as a transparent and robust organization, with solid internal control procedures and rigorous whistleblower channels.

The LTIP and STIP awards are linked to sustainability priorities through the setting of short-term goals that achieve operational resilience implicit in the relative TSR metric used for LTIP achievement of sustainability performance, as the ability for the Company to continue is in self-sustained operations.

EXECUTIVE COMPENSATION CLAWBACK POLICY

In addition to the Executive Compensation Clawback Policy adopted to comply with Section 10D of the U.S. Exchange Act and NYSE listing standards, the Board retains discretion to require the repayment or forfeiture of incentive compensation, including annual bonus payments, from the CEO in circumstances where the Board determines that such compensation was awarded in connection with misconduct or wrongdoing, or a breach of the Company's policies or standards of conduct, whether or not a financial restatement is required. The Executive Compensation Clawback Policy is available on the Company's website at https://edrsilver.com/about-endeavour/governance/.

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STOCK OPTION PLAN

The Stock Option Plan presently includes the following provisions including after amendments to the Stock Option Plan in Amendment No. 6 to the Stock Option Plan that was approved by the Board on March 26, 2024, and by the shareholders of the Company on May 28, 2024:

ELIGIBILITY	Eligible participants include directors, executive officers, employees and consultants of the Company and its subsidiaries who provide consulting, technical, management or other services to the Company or its affiliates.

VESTING	Options vest in accordance with the terms determined by the Board or the Compensation Committee at the time of grant. Vesting may be time-based, performance-based, or a combination thereof. The Compensation
Committee retains discretion to accelerate vesting in connection with a change of control or termination of employment, as permitted under the Stock Option Plan.

TERM OF OPTIONS	Options may be granted for a term of up to ten (10) years from the date of grant. Where an option is scheduled to expire during, or within ten trading days following, a blackout period, the expiry date is automatically extended to the tenth trading day following the end of the blackout period.

EXERCISE PRICE	The exercise price of an option may not be less than the Market Price of the Company's Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant, as determined in accordance with applicable TSX policies.

NON-TRANSFERABILITY	Options are not assignable or transferable and may be exercised only by the optionee during their lifetime

RETIREMENT OR TERMINATION OF EMPLOYMENT	Vested Options:
Unless otherwise provided in an employment or service agreement, vested options generally remain exercisable for a period of 90 days following termination of employment or service (or such shorter period as determined by the Board), subject to the original expiry date.

Unvested Options:
Unvested options generally expire immediately upon termination of employment or service, unless otherwise determined by the Board or Compensation Committee.

If an optionee is terminated for cause, all options (vested and unvested) expire immediately.

If an optionee retires in accordance with Company policy, vested options may remain exercisable until the original expiry date, while unvested options expire immediately.

DEATH	In the event of the death of an optionee, vested options may be exercised by the optionee's legal representative, heir or estate until the earlier of one year from the date of death and the original expiry date of the option.

CHANGE OF CONTROL	All outstanding options vest and become exercisable immediately upon a change of control only if the Stock
Option Plan is not continued by the successor entity. If the Stock Option Plan is continued, accelerated vesting will occur only where the participant is terminated without cause within six months following the change of control.

A change of control includes, among other things:
• a merger or transaction resulting in another entity holding more than 50% of the outstanding voting shares;
 • a sale of all or substantially all of the Company's assets; or
• the acquisition of control of the Company by any person or group acting jointly.

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NUMBER OF OPTIONS UNDER THE STOCK OPTION PLAN

As of December 31, 2025, the Stock Option Plan authorized the issuance of 5% of the then issued and outstanding Common Shares (being a total of 14,770,531 Common Shares as at that date) in connection with options that were outstanding or that may be granted in the future. As of December 31, 2025, based on there being outstanding options to purchase a total of 1,671,794 Common Shares (representing approximately 0.59% of the then outstanding Common Shares), and therefore 13,098,737 additional Common Shares (representing approximately 4.4% of the then outstanding Common Shares) were then available for future option grants under the Stock Option Plan.

PLAN AMENDMENTS - STOCK OPTION PLAN

Under the terms of the Stock Option Plan, shareholder approval is required for any amendment, modification or change that:

• increases the number of Common Shares reserved for issuance under the Stock Option Plan (except in connection with permitted adjustments for corporate transactions);

• reduces the exercise price of an option held by an insider;

• extends the term of an option beyond its original expiry date or beyond ten years from the date of grant;

• expands eligibility to include non-employee directors;

• permits options to be transferable other than for normal estate settlement purposes;

• permits awards other than stock options to be granted under the Stock Option Plan;

• reduces restrictions on exercisability other than in connection with death, disability, retirement, termination of employment or a change of control; or

• deletes or reduces the scope of amendments requiring shareholder approval.

In addition, shareholder approval is required for any amendment that would result in insiders, as a group, exceeding 10% of the issued and outstanding Common Shares. Other amendments may be made without shareholder approval, including amendments of a housekeeping nature, adjustments resulting from corporate transactions, changes to vesting provisions, and changes to termination provisions that do not extend the original expiry date of an option.

EQUITY-BASED SHARE UNIT PLAN

On March 26, 2024, the Board approved the Equity-Share Unit Plan for the Company which was then approved by the shareholders of the Company on May 28, 2024. Upon the implementation of the Equity-Share Unit Plan ("SU Plan"), the Company's existing PSU plan, as amended and Deferred Share Unit plan (as defined below under "Director Compensation") were phased out and no new awards of share units were to be granted under those plans, respectively. The SU Plan provides participants with the opportunity through share units ("SUs"), including RSUs and PSUs, and through deferred share units ("DSUs") to acquire an ownership interest in the Company. Key terms under the SU Plan include the following:

ELIGIBILITY	SUs:
SUs may be granted to executive officers, employees (including full-time and permanent part-time employees) and consultants of the
Company and its subsidiaries. For executive officers, SU grants are formula-based and determined by reference to target long-term incentive compensation. For employees, SU grants are predominantly formula-based, with the Board retaining discretion to adjust grants based on prior awards or other relevant factors.

DSUs:
DSUs may be granted to executive officers, employees, consultants and non-employee directors of the Company and its subsidiaries.
Currently, DSUs are granted only to non-employee directors.

VESTING	SUs:
SUs vest based on time-based and/or performance-based criteria determined by the Board at the time of grant. Performance goals may be modified by the Board to align with the Company's objectives following changes in business, operations or capital structure. No SU may vest later than December 31 of the third calendar year following the year of service to which the award relates.

DSUs:
DSUs may be subject to time-based vesting, as determined by the Board. DSUs become payable only upon a participant's termination of office or employment with the Company and must be redeemed no later than December 31 of the year following termination.

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SETTLEMENT	SUs and DSUs do not require any cash payment by participants. Upon vesting (and, for DSUs, termination of service), awards are settled in Common Shares, cash, or a combination thereof, as determined by the Board or specified in the applicable award agreement. Where no settlement method is specified, the default is settlement in Common Shares.
If a settlement date occurs during a blackout period, settlement is deferred to the tenth business day following the end of the blackout period.

DIVIDEND EQUIVALENTS	Unless otherwise determined by the Board, SUs and DSUs are credited with dividend equivalents in the form of additional SUs or DSUs when cash dividends are paid on the Company's Common Shares. Dividend equivalents vest proportionately with the underlying awards.

DIRECTOR DSU ELECTIONS	Non-employee directors may elect to receive all or a portion of their annual retainer fees in the form of DSUs by submitting a timely election notice. Where such an election is made, DSUs are granted quarterly and valued based on the Market Price on the last day of the applicable financial quarter.

CHANGE OF CONTROL

In the event of a change of control, the Board will take commercially reasonable steps to have outstanding awards continued, assumed or replaced with substantially equivalent awards by a successor entity. Awards do not vest solely as a result of a change of control.

If awards cannot be continued or replaced, all unvested awards vest immediately prior to the change of control, with performance-based awards deemed achieved at the greater of target performance and actual performance, as determined by the Board acting reasonably.

If a participant is terminated without cause or resigns for good reason within 12 months following a change of control, vested and unvested awards become exercisable and remain outstanding for 12 months following termination, after which they expire.

TERMINATION OF EMPLOYMENT OR SERVICE

Unless otherwise provided in an employment or consulting agreement:

• upon termination for cause, all unvested and unsettled SUs and DSUs are immediately forfeited;

• upon death, disability, retirement, voluntary resignation or termination without cause, unvested awards are forfeited and vested awards are settled in accordance with the Share Unit Plan.

NON-	Awards may not be sold, assigned or otherwise transferred, except by will or pursuant to applicable estate laws.
TRANSFERABILITY

SHARE LIMITS	• The maximum number of Common Shares issuable under the Share Unit Plan is 1.5% of the issued and outstanding Common Shares, calculated on a non-diluted basis at the date of grant.
• The aggregate number of Common Shares issuable to insiders under the Share Unit Plan and all other treasury-based compensation arrangements may not exceed 10% of the issued and outstanding Common Shares at any time.
• The number of Common Shares issuable to any one participant may not exceed 5% of the issued and outstanding Common Shares.
• Awards to non-employee directors may not exceed 1% of the issued and outstanding Common Shares or US$150,000 in value per year, excluding DSUs granted in lieu of cash retainers on a value-for-value basis.

AMENDMENTS	Shareholder approval is required for amendments that increase the share reserve, remove or exceed insider or director participation limits, permit transferability, expand eligibility to non-employee directors, or otherwise require approval under TSX or NYSE rules.
Other amendments of a housekeeping, administrative or regulatory nature may be made without shareholder approval, provided such amendments do not materially impair the rights of participants.

SHAREHOLDER RE-APPROVAL	In accordance with TSX requirements, unallocated awards under the Share Unit Plan must be re-approved by shareholders no later than May 28, 2027.

GRANTS AND SHARE UNIT PLAN CAPACITY

In 2025, 299,900 PSUs were granted by the Company under the SU Plan as part of management's LTIP. The performance measure adopted for this award was based on the total return earned by a shareholder owning Common Shares of the Company at the end of a three-year period relative to the TSR of the Amplify Junior Silver Miners ETF (SILJ).

In 2025, 136,969 DSUs were granted by the Company under the SU Plan as part of independent director's long-term incentive.

In 2025, 374,310 RSUs were granted by the Company under the SU Plan as part of the Company's LTIP.

As at December 31, 2025, the SU Plan authorized the issuance of 1.5% of the then issued and outstanding Common Shares (being a total of 4,431,159 Common Shares as at that date) in connection with SUs and DSUs that were outstanding or that may be granted in the future. As of December 31, 2025, based on there being outstanding SUs and DSUs of 2,176,857 (representing approximately 0.73% of the then outstanding Common Shares), and therefore 2,254,302 additional Common Shares (representing approximately 0.76% of the then outstanding Common Shares) were then available for future grants under the SU Plan.

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ANNUAL BURN RATE

The burn rate is the number of securities granted annually under each of the Company's security-based compensation arrangements, expressed as a percentage of the total number of Common Shares outstanding. The SUs issued under the Share Unit Plan are subject to a performance payout multiplier between 0% and 200%. The performance payout multiplier is based on the Company's TSR at the end of a three-year period relative to the Amplify Junior Silver Miners (NYSE: SILJ). For purposes of the table below, the performance multiplier is assumed to be 100%.

PLAN NAME	2023	2024	2025
STOCK OPTION PLAN - STOCK OPTIONS	0.55%	0.82%	0.27%

SHARE UNIT PLAN - SUS AND DSUS	0.36%	0.36%	0.29%

TOTAL ANNUAL BURN RATE	0.91%	1.18%	0.56%

SUCCESSION PLANNING

The Company undertakes succession planning for the CEO, other named executive officers and other critical roles. Succession planning includes maintaining an emergency replacement plan designed to ensure that qualified individuals have been identified who could assume key leadership positions on an interim basis in the event of an unexpected vacancy, until a permanent replacement is appointed.

Succession planning also includes the identification and development of potential successors for key leadership positions on a longer-term basis. Emergency replacement plans are reviewed annually, and longer-term succession plans are reviewed periodically. In evaluating potential successors, the Company assesses candidates against the skills, experience and leadership capabilities required for the role, as well as the anticipated timeframe for readiness to assume such position.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for C$100 invested in Common Shares of the Company for the period from January 1, 2021 to December 31, 2025 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Venture Precious Metals & Minerals (Sub Industry) Index. Dollar amounts in the following graph refer to Canadian dollars (C$).

PERFORMANCE GRAPH

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	JAN.01/21	DEC. 31/21	DEC. 31/22	DEC. 31/23	DEC. 31/24	DEC. 31/25
	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)
ENDEAVOUR SILVER CORP.	$100.00	$74.10	$60.66	$36.01	$72.99	$178.81

S&P/TSX COMPOSITE INDEX	$100.00	$124.36	$117.10	$130.86	$159.19	$209.61

S&P/TSX VENTURE PRECIOUS	$100.00	$68.42	$48.98	$32.59	$28.76	$79.71
METALS & MINERALS
(SUB INDUSTRY) INDEX

The Company's performance shown by this graph is similar to the precious metals and minerals index over this period, with some divergence in 2024 when Endeavour Silver's share price improved relative to the precious metals and minerals index. Typically, the Company's share price is reactive to changes in the trading price of silver; the silver price stayed between $22 and $26 per ounce during 2021, 2022, 2023 and into early 2024. At this point the silver price saw new heights, touching $35 per ounce in October 2024 and then growing steadily peaking in October 2025 and closing 2025 at around $70 per ounce.

The Company announced the construction of the Terronera mine in 2023 and experienced operational cost challenges at the end of 2023, notably at Guanaceví, contributing to the lower share price during this time. In 2024, the construction of the Terronera mine was nearing completion followed by commissioning commencing in Q2 2025 and the achievement of commercial production on October 1, 2025. During 2025, Endeavour Silver purchased the Kolpa mine in Peru which further diversified operations and expanded the Company's consolidated output. The acquisition of Kolpa and the commissioning of Terronera were positive for the Company and aligned with the increasing silver price.

During this period, executive compensation in total has remained relatively consistent with modest increases for executives whose employment has spanned this period; the CEO total compensation increased an average of 6% per year than over the past four years reflecting the growth in value of the Company, inflationary pressures within the industry and broader markets. The acquisition and integration of Kolpa, and the commissioning and ramp up of Terronera were key initiatives driven by the CEO to grow revenue, EBITDA and profits during the past four years.

The STIP balanced approach allows short-term incentive to expand and contract with short-term performance, while the ultimate value to be realized from the long-term incentives is directly linked to share price performance. The grant date value of LTIP makes up a significant portion of total compensation for the NEOs, with contraction and expansion of long-term compensation being driven by share price performance. The Company's operating performance has been the primary driver for any deviation of the Company's share performance relative to the indexes, and historically NEOs' total compensation decreased because of the STIP design. For 2022 through 2025, there has been increases in the NEOs' compensation due to the competitive field for recruiting and retaining executives in the mining sector, including inflationary pressures. During 2025 there was an increase in NEOs salary compensation, primarily to align with target compensation in relation to the Company's peer group.

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SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates in respect of each of the Company's three financial years ended December 31, 2025, by the NEOs.

					NON-EQUITY INCENTIVE
					PLAN COMPENSATION ($)
NAME AND PRINCIPAL POSITION	YEAR	SALARY ($) (3)	SHARE-BASED AWARDS ($) (4)	OPTION- BASED AWARDS ($) (1)	ANNUAL INCENTIVE PLANS (2)	LONG- TERM INCENTIVE PLANS	PENSION VALUE ($)	ALL OTHER COMPEN- SATION ($)	TOTAL COMPENSATION ($)
DANIEL DICKSON	2025	447,275	582,974	179,155	346,638	-	-	-	1,556,042
CEO	2024	401,753	487,200	332,419	241,052	-	-	-	1,462,424
	2023	407,569	403,249	325,636	260,889	-	-	-	1,397,343
ELIZABETH SENEZ	2025	257,631	305,296	93,815	210,613	-	-	-	867,355
CFO (5)	2024	237,400	263,900	179,871	182,706	-	-	-	863,877

DONALD GRAY	2025	337,299	409,084	129,043	191,475	-	-	-	1,066,901
COO (7)	2024	310,446	342,200	234,515	153,671	-	-	-	1,040,831
	2023	314,939	279,731	229,091	191,359	-	-	-	1,015,120

LUIS CASTRO	2025	256,163	259,116	81,036	118,560	-	-	-	714,875
SENIOR VP,	2024	252,009	214,600	124,566	99,795	-	-	-	690,971
EXPLORATION (7)	2023	255,657	167,112	135,818	111,997	-	-	-	670,584

GREGORY BLAYLOCK	2025	294,842	238,542	74,814	108,750	-	-	55,880	772,828
VP, OPERATIONS (6)	2024	292,184	232,000	115,605	94,960	-	-	46,096	780,845
	2023	162,204	174,379	147,467	68,248	-	-	-	552,298

(1) The grant date fair value of each option granted during the years ended December 31, 2023, 2024 and 2025 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 69.54% (in 2023), 66.48% (in 2024), and 63.79% (in 2025); risk free interest rate of 3.84% (in 2023), 3.92% (in 2024), and 2.59% (in 2025); expected option life of 4 years (in 2023), 3 and 4 years (in 2024), and 3 and 4 years (in 2025); and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the date of grant.

(2) Comprised of performance bonuses earned during the indicated year, paid subsequent to the year end, paid in C$ and translated to US$ at the average exchange rate for the year of C$1.00=US$0.716 for 2025, C$1.00=US$0.730 for 2024, and C$1.00=US$0.741 for 2023.

(3) Amount earned in C$ and translated to US$ at the yearly average exchange of 0.71564. No compensation amount received by Mr. Dickson related to his director role.

(4) Amounts represent the grant date fair market value of SUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the grant date of C$1.00=US$0.699 (based on the C$5.39 closing price of the Common Shares on TSX on that date) for 2025, C$1.00=US$0.732 (based on the C$2.89 closing price of the Common Shares on TSX on that date) for 2024, and C$1.00=US$0.732 (based on the C$4.12 closing price of the Common Shares on TSX on that date) for 2023.

(5) Ms. Senez was appointed as CFO effective January 1, 2024.

(6) Mr. Blaylock was appointed as VP, Operations effective June 14, 2023.

(7) Subsequent to December 31, 2025, Mr. Gray notified the Board of his retirement effective April 30, 2026, and Mr. Castro has been appointed as COO effective March 1, 2026.

CEO COMPENSATION OUTCOMES (FIVE YEAR LOOK BACK)

To enhance transparency and demonstrate the alignment between executive compensation and shareholder value creation, the following table illustrates the value of compensation awarded to the CEO over the past five years compared to the value realized.

"Compensation awarded" reflects the grant-date fair value of salary, annual incentives and long-term equity awards disclosed in the Summary Compensation Table above.

"Total Realized Pay" reflects salary and bonuses earned as well as the value of share unit awards that vested, if any, and the value of stock options that were exercised during the period. This disclosure provides investors with a look-back perspective on how the CEO's actual compensation outcomes compare with the intended compensation reported at the time of grant.

YEAR	SALARY ($)	BONUS ($)	REALIZED PAY FROM PSUS VESTED ($)	REALIZED PAY FROM STOCK OPTIONS EXERCISED ($)	TOTAL REALIZED PAY ($) (1)	COMPENSATION AWARDED ($) (2)
2025	447,275	346,638	-	1,132,329	1,926,243	1,556,041

2024	401,753	241,052	-	-	642,805	1,462,424

2023	407,569	260,889	549,740	156,448	1,374,646	1,397,343

2022	331,131	277,715	764,210	-	1,373,056	1,201,767

2021(3)	383,540	269,711	834,342	1,247,966	2,735,560	1,137,775

(1)Total Realized Pay: Salary paid, annual incentive earned, and value realized from vested share units, if any, and exercised stock options during the period. Equity-based are denominated in C$; the foreign exchange used is the rate in effect on the date the unit vested, or the stock option was exercised

(2) Compensation Awarded: Compensation as calculated and disclosed in the Circular.

(3) Mr. Dickson was appointed CEO May 12, 2021, and therefore only a portion of his compensation in 2021 relates to his role as CEO. He previously served as the Company's CFO.

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COST OF EXECUTIVE COMPENSATION RELATIVE TO COMPANY PERFORMANCE

The aggregate compensation paid to the Company's five NEOs for the year ended December 31, 2025, as reported in the Summary Compensation Table above, totaled $4.9 million, of which the cash component was $2.6 million.

For the same period, the Company reported revenue of $467.5 million and adjusted EBITDA of $95.1 million. Accordingly, the total cash compensation paid to the NEOs represented approximately 0.6% of the Company's revenue and 2.7% of adjusted EBITDA for the year.

Incentive Plan Awards

OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS

The following table sets out information on option-based awards and share-based awards to NEOs outstanding as of December 31, 2025.

		OPTION-BASED AWARDS			SHARE-BASED AWARDS

NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($) (1)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($) (2)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED ($) (10)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)
DANIEL DICKSON	157,000(3)	3.01	March 7, 2028	1,006,792	111,000(6)	1,045,443	N/A
	292,000(4)	2.11	March 13, 2029	2,134,528	168,000(7)	1,582,293
	96,170(5)	3.93	April 2, 2030	527,605	86,690(8)	816,482
					43,350(9)	408,288

ELIZABETH	65,000(4)	2.11	March 13, 2029	475,152	91,000(7)	857,075	N/A
SENEZ	50,360(5)	3.93	April 2, 2030	276,283	45,400(8)	427,596
					22,700(9)	213,798

DONALD GRAY	41,200(4)	2.11	March 13, 2029	301,173	77,000(6)	725,217	N/A
	55,416(5)	3.93	April 2, 2030	304,021	118,000(7)	1,111,372
					62,440(8)	588,085
					28,370(9)	267,200

LUIS CASTRO	139,000(4)	2.11	March 13, 2029	1,016,094	46,000(6)	433,247	N/A
	43,500(5)	3.93	April 2, 2030	238,648	80,000(7)	753,473
					39,220(8)	369,390
					18,390(9)	173,205

GREGORY	25,800(4)	2.11	March 13, 2029	188,599	48,000(6)	452,084	N/A
BLAYLOCK	32,128(5)	3.93	April 2, 2030	176,260	74,000(7)	696,962
					36,200(8)	340,946
					16,810(9)	158,323

1.All option-based awards are made in C$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2025, exchange rate of C$1.00=US$0.730.

2. Represents the difference between the market value of the Common Shares underlying the options on December 31, 2025 (based on the C$12.91 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2025, exchange rate of C$1.00=US$0.730.

3.As of December 31, 2025, 100% of these options had vested.

4.As of December 31, 2025, 80% of these options had vested, and an additional 20% would vest on March 13, 2026.

5. As of December 31, 2025, 40% of these options had vested, and an additional 20% would vest on each of April 2, 2026, October 2, 2026, and April 2, 2027.

6. Relates to PSUs, 100% of which would vest on March 6, 2026.

7. Relates to PSUs, 100% of which would vest on March 13, 2027.

8. Relates to PSUs, 100% of which would vest on April 2, 2028.

9. Relates to RSUs, 1/3 of which would vest on April 2 of 2026, 2027, and 2028.

10. The market value of the SUs that have not vested is based on the market value of the Common Shares underlying the SUs on December 31, 2025 (based on the C$12.91 closing price of the Common Shares on the TSX on that date) translated at the December 31, 2025, exchange rate of C$1.00=US$0.730. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on the Company's Relative TSR performance over the three-year performance period and subject to specific constraints noted in the PSU's plan mentioned before.

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INCENTIVE PLAN AWARDS-VALUE VESTED OR EARNED DURING THE YEAR

The following table sets out information for the NEOs on value of incentive awards vested or earned during the fiscal year ended December 31, 2025.

NAME	OPTION-BASED AWARDS - VALUE	SHARE-BASED AWARDS - VALUE	NON-EQUITY INCENTIVE PLAN
	VESTED DURING THE YEAR ($) (1)	VESTED DURING THE YEAR ($) (2)	COMPENSATION - VALUE EARNED
			DURING THE YEAR ($) (3)
DANIEL DICKSON	512,349	-	346,638

ELIZABETH SENEZ	252,003	-	210,613

DONALD GRAY	362,443	-	191,475

LUIS CASTRO	239,557	-	118,560

GREGORY BLAYLOCK	237,040	-	108,750

1. All option-based awards are denominated in C$. The value of option-based awards vested in the year are translated at the foreign exchange rate in effect at the date of vesting.

2. The 2022 share-based awards, PSUs, did not vest in March 2025 as the performance criteria were not met.

3. Amount paid in C$ and translated to US$ at the 2025 average exchange rate of C$1.00=US$0.716.

PENSION PLAN BENEFITS

The Company and its subsidiaries do not have any pension plan arrangements in place.

EMPLOYMENT AGREEMENTS / TERMINATION AND CHANGE OF CONTROL BENEFITS

During 2025, the Company had employment agreements or arrangements which included change of control provisions with each of the following NEOs (Daniel Dickson, Elizabeth Senez, Donald Gray, Luis Castro, and Gregory Blaylock). The change of control provisions recognizes the critical nature of these positions, and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2025, the total cost to the Company of related payments to the NEOs is estimated at C$ 5,085,624 (US$ 3,710,185). The table below summarizes the estimated incremental payments related to various termination scenarios assuming the events occurred on December 31, 2025. Further details of the provisions for each NEO as of December 31, 2025, are described after the table. Canadian dollar denominated amounts have been translated using the December 31, 2025, exchange rate of C$1.00=US$0.730.

During 2025, the Company had an employment agreement dated May 12, 2021, with Daniel Dickson (CEO) (the "CEO Agreement"). The CEO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application.

NAME	TERMINATION WITHOUT CAUSE (1)	VOLUNTARY RESIGNATION (2)	CHANGE-OF-CONTROL (3)
DANIEL DICKSON	809,337	-	5,223,030

ELIZABETH SENEZ	477,340	-	2,145,007

DONALD GRAY	539,047	134,762	3,807,603

LUIS CASTRO	251,433	-	2,010,879

GREGORY BLAYLOCK	261,148	-	1,944,144

1. Excludes vested, unexercised options as of December 31, 2025, as there is no incremental benefit with respect to vested, unexercised options to the NEO following termination.

2. Contingent upon providing three months' notice and on a best-efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors.

3. Payable in the event of termination within six months of a change in control. Amounts disclosed include the incremental payments relating to outstanding unvested share units that would vest immediately if the acquiring entity did not offer the NEO equivalent share units upon the change of control event. The underlying assumptions are those used in the table above "Outstanding option-based awards and share-based awards".

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Under the terms of the CEO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested Stock Options would remain in good standing for 12 months. In the event of termination within 6 months of a change in control, he would be entitled to receive an amount equal to twice of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of two years' vacation pay, and his outstanding Stock Options would remain in good standing for 12 months. The CEO Agreement also contains non- competition and non-solicitation clauses effective during the term of employment.

During 2025, the Company had an employment agreement with Elizabeth Senez (CFO), dated December 3, 2023, with an effective date of January 1, 2024 (the "CFO Agreement"). The CFO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application. Under the terms of the CFO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to her then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of her accrued vacation pay, and her then vested Stock Options and PSUs would remain in good standing for 12 months. In the event of termination within 6 months of a change in control, she would be entitled to receive an amount equal to 18 months of her then annual base salary, plus the cash equivalent of her accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of 18 months of vacation pay, and her outstanding Stock Options and PSUs would remain in good standing for 12 months. The CFO Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

During 2025, the Company had an employment agreement dated September 15, 2020 with Donald Gray (COO) (the "COO Agreement"). The COO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application. Under the terms of the COO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested Stock Options would remain in good standing for 12 months. In the event of the COO's voluntary resignation with three month's notice, he would be entitled to receive an amount equal to three months of his then annual salary, plus the pro rata amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his outstanding Stock Options would remain in good standing for three months. In the event of termination within 12 months of a change in control, he would be entitled to receive an amount equal to twice of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous two years' annual bonus and the cash equivalent of two years' vacation pay, and his outstanding Stock Options would remain in good standing for 12 months. The COO Agreement also contains non- competition and non-solicitation clauses effective during the term of employment.

During 2025, the Company had an employment agreement dated May 1, 2017, with Luis Castro (Senior VP, Exploration), and had an employment agreement dated June 9, 2023, with Gregory Blaylock (VP, Operations) (collectively, the "VP Agreements"). Each VP Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application. Under the terms of each VP Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to one-half of his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested Stock Options (and PSUs, for Gregory Blaylock) would remain in good standing for six months. In the event of termination within six months of a change in control, he would be entitled to receive an amount equal to one-half of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of one year of vacation pay, and his outstanding Stock Options (and PSUs, for Gregory Blaylock) would remain in good standing for 6 months. The VP Agreements also contain non-competition and non-solicitation clauses effective during the term of employment.

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Director Compensation

DISCUSSION OF DIRECTORS' COMPENSATION

Independent Directors receive compensation consisting of annual cash retainers ("Annual Retainer") and equity- based awards. The structure of director compensation is intended to reflect the responsibilities and time commitment associated with Board service while aligning the interests of directors with those of shareholders.

 RETAINER FEES

The Company provides an annual retainer for independent Directors. An additional annual retainer is also payable to the Chairman of the Board and the Chairman of each Committee of the Board. The fees are payable quarterly in cash or, if a director so elects, in equivalent value of DSUs or a combination of cash and DSUs, as at the grant date determined by the Board.

2025 DIRECTOR COMPENSATION	C$
Independent Board Member	75,000	Annual Retainer

Additional Retainer for Non-Executive Chairman	65,000	Annual Retainer

Additional Retainer for Chairman of the Audit Committee	17,500	Annual Retainer

Additional Retainer for Chairman of the Corporate Governance Committee	10,000	Annual Retainer

Additional Retainer for Chairman of the Compensation Committee	15,000	Annual Retainer

Additional Retainer for Chairman of the Sustainability Committee	15,000	Annual Retainer

Additional Retainer for Chairman of the Terronera Special Committee (Ad hoc) (1)	16,000	Annual Retainer

(1) The Terronera Special Committee was disbanded effective February 26, 2026.

The Company does not provide a pension plan or any other non-cash compensation arrangements for its directors, other than equity awards in the from of Stock Options, RSUs and DSUs.

Independent Directors are not granted a per-day travel allowance; however, they are reimbursed for reasonable out-of-pocket expenses, including travel, accommodation, and incidentals, incurred in the course of performing their duties.

From time to time, directors may be appointed to ad hoc or special committees to address matters outside the scope of the standing committees and are compensated accordingly for their participation. In 2025, directors received additional compensation for their involvement with the Terronera Special Committee, as outlined in the table above, which was disbanded on February 26, 2026.

EQUITY-BASED COMPENSATION

In addition to cash retainers, independent Board members receive a portion of their compensation in the form of equity awards, including Stock Options, RSUs or DSUs.

For 2025, the value of the equity awards granted to each Independent Director was approximately US$110,000. Equity-based compensation is intended to align the interests of directors with those of shareholders by linking a meaningful portion of director compensation to the Company's share price performance and long-term value creation.

DEFERRED SHARE UNIT PLAN - OLD DSUS

In May 2013, the Board established a Deferred Share Unit Plan (the "DSU Plan") pursuant to which deferred share units ("Old DSUs") were granted to certain Independent Directors who elected to receive Old DSUs in lieu, in whole or in part, of stock options and directors' fees otherwise receivable.

The DSU Plan was intended to promote a greater alignment of interests between non-employee directors and the shareholders of the Company and to provide an equity-based compensation mechanism reflecting the responsibility, commitment and risk associated with Board membership.

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The DSU Plan has since been phased out following the implementation of the SU Plan in May 2021 and the subsequent approval of the SU Plan by the Board and shareholders in May 2024.

Under the DSU Plan, Old DSUs vested immediately upon grant and were payable in cash upon the termination of a director's service on the Board, including resignation, retirement, death, or removal from the Board. Upon the occurrence of a change of control, all outstanding Old DSUs became fully vested.

DIRECTOR SHARE OWNERSHIP

To promote alignment between directors and shareholders and discourage excessive risk-taking, all independent directors are subject to minimum share ownership guidelines. Directors are required to maintain share ownership with a value equal to three times the annual Board retainer, which is currently C$225,000.

Such ownership may be satisfied through holdings of Common Shares and/or outstanding DSUs, and independent directors are expected to achieve this ownership level within five years of being elected to the Board.

The share ownership level of each independent director is evaluated annually. Once an independent director has attained the level of share ownership prescribed by the Company's share ownership guideline, such individual is not required to increase their holdings to reflect subsequent fluctuations in the market price of the Company's common shares. The value of share holdings owned by the non- employee directors as at December 31, 2025, was as follows:

NAME	NUMBER OF COMMON SHARES	SHARES ACQUISITION VALUE (C$) (3)	NUMBER OF DSUS	FMV VALUE OF DSUS (C$) (2)	SHARE OWNERSHIP REQUIREMENT	REQUIREMENT MET? / COMPLIANCE DEADLINE
MARGARET M. BECK	-	-	228,734	2,952,956	3 x Annual Retainer	Yes

AMY JACOBSEN	10,818	31,264	91,648	1,183,176	3 x Annual	Yes
					Retainer

ANGELA JOHNSON	5,600	29,565	39,590	511,107	3 x Annual Retainer	Yes

REX J. MCLENNAN	-	-	373,400	4,820,594	3 x Annual	Yes
					Retainer

PASPALAS (1) GEORGE N.	-	-	-	-	3 x Annual Retainer	Until March 1, 2031

KENNETH PICKERING	5,000	10,700	468,016	6,042,087	3 x Annual Retainer	Yes

MARIO D. SZOTLENDER	153,600	553,552	339,677	4,385,230	3 x Annual Retainer	Yes

1. Mr. Paspalas was appointed as Director effective March 1, 2026, and has five years from such date to satisfy the share ownership guideline.

2. Based on the C$12.91 closing price of the Common Shares on TSX on December 31, 2025

3. Based on the cost of the shares acquired.

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DIRECTOR COMPENSATION TABLE

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are NEOs) during the financial year ended December 31, 2025. For directors who are NEOs, see "Executive Compensation - Summary Compensation Table".

NAME	FEES EARNED (1) ($)	SHARE BASED AWARDS (2) ($)	OPTION BASED AWARDS (3) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	PENSION VALUE ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)

MARGARET M. BECK	$74,784	$55,000	$54,862	-	-	-	$184,646

RICARDO M. CAMPOY(7)	$31,083	-	$109,725	-	-	-	$140,808

AMY JACOBSEN	$62,261	$55,000	$54,862	-	-	-	$172,123

ANGELA JOHNSON	$59,837	$110,000	-	-	-	-	$169,837

REX J. MCLENNAN	$107,346	$110,000	-	-	-	-	$217,346

GEORGE N. PASPALAS(6)	-	-	-	-	-	-	-

KENNETH PICKERING	$75,858(4)	$110,000	-	-	-	-	$185,858

MARIO D.	$53,673(5)	$55,000	$54,862	-	-	-	$163,535
SZOTLENDER

(1) Amounts paid/earned in C$ and translated to US$ at the yearly average exchange rate of C$1.00=US$0.716.

(2) Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the grant date.

(3) The grant date fair value of each stock option granted during the annual incentive grant is estimated and used to calculate the quantity of stock options granted. Upon finalizing the calculation of the grant date fair value under IFRS, assumptions can vary to those estimated, and therefore a small difference in the value of options awards arises. The grant date fair value of the stock options awarded to directors is calculated using the Black Scholes option pricing model, with the following assumptions: expected volatility of 63.79%; risk free interest rate of 2.59%; expected option life of 4 years; and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in C$2.65 and translated to US$1.86.

(4) $75,858 of this amount was settled with 12,923 DSUs granted under the SU Plan.

(5) $53,673 of this amount was settled with 4,571 DSUs granted under the SU Plan.

(6) Mr. Paspalas was appointed to the Board effective March 1, 2026, and is, for the first time, being proposed for election by shareholders at the Meeting.

(7) Mr. Campoy did not stand for re-election at the AGM on June 3, 2025, and ceased to be a director effective June 3, 2025.
Mr. Dickson does not receive compensation for his role as a director. See the "Executive Compensation - Summary Compensation Table" section for details of Mr. Dickson's compensation as CEO of the Company.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	69

Incentive Plan Awards

OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS

The following table sets out information on option-based awards and share-based awards to directors of the Company (other than directors who are NEOs) that were outstanding as of December 31, 2025.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($) (1)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)(2)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)(3)
MARGARET M.	17,400	2.11	March 13, 2029	127,194	-	-	2,154,310
BECK	29,450	3.93	April 02, 2030	161,568

AMY JACOBSEN	8,700	2.11	March 13, 2029	63,597	-	-	863,178
	23,560	3.93	April 02, 2030	129,254

ANGELA	24,000	3.96	May 28, 2029	130,968	-	-	372,875
JOHNSON

REX J.	17,400	2.11	March 13, 2029	127,194	-	-	3,516,833
MCLENNAN

GEORGE N.	-	-	-	-	-	-	-
PASPALAS (4)

KENNETH	19,597	4.55	March 24, 2027	95,360	-	-	4,407,966
PICKERING

MARIO D.	19,597	4.55	March 24, 2027	95,360	-	-	3,199,217
SZOTLENDER	29,450	3.93	April 02, 2030	161,568

(1) All option-based awards are made in C$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2025, exchange rate of C$1.00=US$0.716.

(2) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2025 (based on the C$12.91 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2025, exchange rate of C$1.00=US$0.716.

(3) Represents the value of outstanding DSUs, which were fully vested upon granting. The value of DSUs is calculated using the closing price of the Common Shares of the Company on December 31, 2025, times the number of DSUs outstanding. The value of the DSU's were translated at the December year end rate of C$1.00 =US$0.716.

(4) Mr. Paspalas was appointed to the Board effective March 1, 2026, and is, for the first time, being proposed for election by shareholders at the Meeting.

The following table sets out information for directors of the Company (other than directors who are NEOs) with the value of incentive awards vested or earned during the fiscal year ended December 31, 2025.

NAME	OPTION-BASED AWARDS - VALUE VESTED DURING THE YEAR (1) ($)	SHARE-BASED AWARDS - VALUE VESTED DURING THE YEAR (2) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION - VALUE EARNED DURING THE YEAR ($)
MARGARET M. BECK	81,178	55,000	-

AMY JACOBSEN	81,178	55,000	-

ANGELA JOHNSON	28,476	110,000	-

REX J. MCLENNAN	117,772	110,000	-

GEORGE N. PASPALAS (3)	-	-	-

KENNETH PICKERING	-	110,000	-

MARIO D. SZOTLENDER	22,292	55,000	-

(1) All option-based awards are made in C$. The value of option-based awards vested in the year are translated at the foreign exchange rate in effect at the date of vesting.

(2) Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. All DSUs were fully vested upon granting. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the grant date. Does not include vested DSUs granted to settle directors' fees otherwise payable in cash.

(3) Mr. Paspalas was appointed to the Board effective March 1, 2026, and is, for the first time, being proposed for election by shareholders at the Meeting.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	70

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as of December 31, 2025.

EQUITY COMPENSATION PLAN INFORMATION

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (A)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (B)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN) (A) (C)
Equity compensation plans approved by	1,671,794	C$4.13	13,098,737
securityholders (Stock Option Plan) (1)

Equity compensation plans approved by	2,176,857	N/A	2,254,302
securityholders (Share Unit Plan) (2)

Equity compensation plans not approved by	-	-	-
securityholders
TOTAL			15,353,039

(1) As of December 31, 2025, the total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan was 5% of the issued and outstanding Common Shares (being 14,770,531 Common Shares as of December 31, 2025).

(2) As of December 31, 2025, the total number of Common Shares that may be reserved and authorized for issuance pursuant to SUs and DSUs awarded under the Share Unit Plan was 1.5% of the issued and outstanding Common Shares (being 4,431,159 Common Shares as of December 31, 2025). As at that date 363,520 RSUs, 1,214,900 PSUs and 598,437 DSUs were outstanding.

Interest of Certain Persons in Matters to be Acted Upon	Indebtedness of Directors and Executive Officers

Except as otherwise disclosed herein, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), has any material interest, direct or indirect, by way of beneficial ownership of securities of the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.	As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for "routine indebtedness" as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

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Interest of Informed Persons in Material Transactions	Additional Information

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2025 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.	Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca.

Management Contracts	Audit Committee Disclosure

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

 Pursuant to National Instrument 52-110 - Audit Committees, disclosure relating to the Company's Audit Committee is contained in Item 16.2 of the Company's AIF for the financial year ended December 31, 2025, filed on SEDAR+. DATED as of the 10th day of April, 2026.

 BY ORDER OF THE BOARD

DANIEL DICKSON
Director and CEO

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Endeavour
SILVER

ADDRESS:

Suite 1130 – 609 Granville
St Vancouver, B.C.
Canada V7Y 1G5

TELEPHONE:

1 877.685.9775
(North America) or
1- 604.685.9775
(International)

EMAIL:

info@edrsilver.com

EDRSILVER.COM

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR 73